Exhibit 99.1

Annual Information Form 2022

Annual Information Form 2022

Interest of Management and Others in Material Transactions	120
Transfer Agents and Registrars	121
Material Contracts	121
Interests of Experts	124
Additional Information	124
Schedule “A” DEFINITIONS	A-1
Schedule “B” AUDIT COMMITTEE AND RISK CHARTER	B-1

Annual Information Form 2022

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Caucharí-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz Project to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing to provide an update on the production ramp-up schedule for the Caucharí-Olaroz Project; expectations regarding accessing funding from the ATVM Loan Program; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM and the appeal filed in the United States Court of Appeal for the Ninth Circuit, both filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether certain Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz Project and the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz Project and the expected capital expenditures for the construction of the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; the GM Transaction and the potential for additional financing

Annual Information Form 2022

scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; the expected timetable for completing the Arena Transaction; the ability of the Company to complete the Arena Transaction on the terms and timeline anticipated, or at all; the anticipated ownership interest in the Company of Arena shareholders following completion of the Arena Transaction; the receipt of Arena securityholder approval, certain regulatory and court approvals, including the approvals and authorizations of the TSX, NYSE and TSX Venture Exchange, and any required approval under the Investment Canada Act; and the expected benefits of the Arena Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

▪
current technological trends;
▪
a cordial business relationship between the Company and its co-owners of the Caucharí-Olaroz Project;
▪
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
▪
the Company’s ability to operate in a safe and effective manner;
▪
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
▪
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪
general economic conditions;
▪
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;

Annual Information Form 2022

▪
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪
estimates of and unpredictable changes to the market prices for lithium products;
▪
development and construction costs for the Caucharí-Olaroz Project and the Thacker Pass Project, and costs for any additional exploration work at the projects;
▪
estimates of Mineral Resources and Mineral Reserves, including whether certain Mineral Resources will ever be developed into Mineral Reserves;
▪
reliability of technical data;
▪
anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
▪
timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
▪
the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪
the impact of COVID-19 on the Company’s business; and
▪
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this AIF. Such risks include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Caucharí-Olaroz Project, the commencement of construction by the Company at the Thacker Pass Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Caucharí-Olaroz Project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; risks and uncertainties related to the results of the DOE due diligence and the DOE’s determination whether to proceed with the ATVM Loan Program; risks associated with the anticipated timing and closing conditions for the DOE funding; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary

Annual Information Form 2022

licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; cybersecurity risks and threats; uncertainties with obtaining required approvals and rulings, or satisfying other requirements, necessary or desirable to permit or facilitate completion of Tranche 2 of the GM Transaction (including shareholder and stock exchange approvals and court rulings); uncertainties with the Company’s ability to secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project; the impact of the GM Transaction on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company, Lithium Americas (NewCo) and Lithium International; uncertainties with realizing the potential benefits of the GM Transaction; risks relating to investor rights granted to GM in connection with the GM Transaction; uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including CRA, IRS, regulatory and shareholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and the financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International; the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; uncertainties with obtaining required approvals, rulings and court orders, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arena Transaction (including regulatory and securityholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Arena Transaction; the impact of the Arena Transaction on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International; and uncertainties with successful integration of Arena’s business and realizing the potential benefits of the Arena Transaction. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Annual Information Form 2022

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent MD&A for the most recently completed financial year, which are available on SEDAR at www.sedar.com.

Cautionary Notice Regarding Non-GAAP Financial Measures

This AIF includes disclosure of certain non‐GAAP financial measures or ratios, including expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project presented in this AIF. Such measures have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. The Company believes that these measures and ratios provide investors with an improved ability to evaluate the prospects of the Company and, in particular, its Thacker Pass Project. As the Thacker Pass Project is not in production, the prospective non‐GAAP financial measures or ratio presented may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non‐GAAP measure or ratio discussed herein is nil$. Also, see “Use of Non-GAAP Financial Measures and Ratios” in the Company’s most recent MD&A for the most recently completed financial year for additional information on other non-GAAP financial measures and ratios utilized by the Company.

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that are in accordance with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates use the terms defined in the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and are incorporated by reference into NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic

Annual Information Form 2022

viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve or a Probable Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve or a Proven Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this AIF have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this AIF that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Annual Information Form 2022

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2022	2021	2020
High	$1.3856	$1.2942	$1.4496
Low	$1.2451	$1.2040	$1.2718
Rate at end of period	$1.3544	$1.2678	$1.2732
Average rate for period	$1.3013	$1.2535	$1.3415

On March 30, 2023, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3533.

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation” and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.” On November 8, 2017, the Company consolidated its then outstanding Common Shares on a 5:1 basis.

The Company’s head office and registered office is located at 300 – 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

Annual Information Form 2022

Intercorporate Relationships

The corporate structure of the Company, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

LithiumAmericasCorp.
(British Columbia, Canada)
49%
43.04%
100%
100%
100%
Exar Capital B.V.
(Netherlands)
2265866 Ontario, Inc.
(Ontario, Canada)
Millennial Lithium Corp.
(British Columbia, Canada)
1339480 B.C.Ltd.
(British Columbia, Canada)
99.99%
100%
Lithium Nevada Corp.
(Nevada, USA)
(1)
100%
Minera Exar S.A.
(Jujuy, Argentina)
1.79%
0.01%
Proyecto Pastos Grandes S.A.
(Salta, Argentina)
KV Project LLC
(Nevada, USA)

Notes:

(1)
Exar Capital provides financing to Minera Exar for purposes of advancing the Caucharí-Olaroz Project.

General Development of the Business

Overview

The Company is a Canadian-based resource company focused on advancing lithium development projects toward production. In Argentina, the Caucharí-Olaroz Project, located in the Province of Jujuy is a lithium brine project advancing towards first production, and the Pastos Grandes Project located in the Province of Salta represents regional growth opportunities for the Company. In the United States, the Thacker Pass Project is located in north-western Nevada and the Company has recently completed a feasibility study for the development of the project. The Company also owns interests in other prospective lithium-focused enterprises. The Company intends to focus its near-term business activities on advancing the Caucharí-Olaroz Project and the Thacker Pass Project.

Recent Developments

The following is a summary of the key corporate developments and other investments and acquisitions that have generally influenced the development of the Company’s business and projects over the past three

Annual Information Form 2022

years. Additional matters of significance related directly to the Caucharí-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project are included below under “Description of the Business – Caucharí-Olaroz Project”, “Description of the Business – Thacker Pass Project” and “Description of the Business – Pastos Grandes Project”.

Corporate Developments

On January 31, 2023, the Company announced that it entered into a purchase agreement (the “GM Transaction Purchase Agreement”) with General Motors Holdings LLC (“GM”) pursuant to which GM will make a US$650 million equity investment in the Company, to be used for the development of the Thacker Pass Project (the “GM Transaction”). On February 16, 2023, the Company announced that it closed Tranche 1 of the GM Transaction, comprising a US$320 million investment, and the entering into of the Offtake Agreement and the Investor Rights Agreement. See “Material Contracts – GM Transaction Purchase Agreement” for further details regarding the GM Transaction and the GM Transaction Purchase Agreement, and also see “Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the GM Transaction” and “Risk Factors – Risks Related to Our Business and Securities – Significant Shareholder and Commercial Relationship Risks”.

On December 6, 2021, the Company completed a private placement offering of US$225,000,000 aggregate principal amount of Convertible Notes. The Convertible Notes Offering was completed pursuant to a purchase agreement dated December 1, 2021 with a syndicate of initial purchasers. On December 9, 2021, the initial purchasers fully exercised the over-allotment option granted to them to purchase up to an additional US$33,750,000 aggregate principal amount of Convertible Notes until December 31, 2021, bringing the total size of the Convertible Notes Offering to US$258,750,000. The Company used a portion of the net proceeds from the Convertible Notes Offering to repay, in full, all outstanding principal amount plus accrued interest owing under its Amended Credit Facility, which has been terminated, and accordingly the Company has been released from all security and other obligations thereunder.

On January 22, 2021, the Company closed an underwritten public offering of US$400 million through the issuance of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the exercise of an over-allotment option granted to the underwriters. The offering was completed pursuant to an underwriting agreement dated January 20, 2021 with a syndicate of underwriters, who received a cash commission of 5.5% of the aggregate gross proceeds of the offering.

On November 30, 2020, the Company closed an at-the-market (ATM) equity program of US$100 million in gross proceeds raised through the sale of an aggregate of 9,266,587 Common Shares to the public from time-to-time starting on October 20, 2020. The ATM program was conducted pursuant to an open market sale agreement with a syndicate of agents. The agents were paid a cash commission of up to 3.0% of the aggregate gross proceeds of the ATM program.

Other Investments and Acquisitions

On December 20, 2022, the Company announced that it entered into a definitive arrangement agreement pursuant to which the Company agreed to acquire all of the Arena Shares not already owned by the Company by way of a plan of arrangement under the laws of Ontario (the “Arena Transaction”). Pursuant to the arrangement agreement, Arena’s shareholders will receive 0.0226 of a Common Share for each Arena Share held. Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the Arena Transaction is expected to close in April 2023. The Arena Transaction will be subject to customary conditions and approvals, including Arena securityholder approval, the receipt of certain regulatory and court approvals, including the approvals and authorizations of the TSX, NYSE and TSX Venture Exchange, and other closing conditions customary for transactions of this nature. See “Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the Arena Transaction”.

Annual Information Form 2022

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology in a share placement for total consideration of US$10 million. Green Technology is a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada. After its US$10 million investment, the Company owns 5% of the issued and outstanding shares of Green Technology. On September 20, 2022, the Company entered into a strategic collaboration agreement with Green Technology to advance a common goal of developing an integrated lithium chemical supply chain in North America.

On January 25, 2022, the Company acquired 100% of the issued and outstanding securities of Millennial Lithium pursuant to the Millennial Arrangement, for aggregate consideration of approximately $492 million (US$390 million). The terms of the Arrangement were set forth in an arrangement agreement dated November 17, 2021, between the Company and Millennial Lithium. Pursuant to the Millennial Arrangement, as of the effective date for the Millennial Arrangement of January 25, 2022, all outstanding convertible securities of Millennial Lithium were exchanged for Millennial Shares and all equity incentive plans of Millennial Lithium were terminated. Following this, the Company acquired all of the issued and outstanding Millennial Shares and Millennial Lithium became a wholly-owned subsidiary of the Company. Each Millennial Lithium shareholder of record as of the effective date received per share consideration of 0.1261 of a Common Share and $0.001 in cash in exchange for each Millennial Share held as of the effective date. As a final step under the Millennial Arrangement, on January 26, 2022, Millennial Lithium and 1335615 B.C. Ltd., a wholly-owned subsidiary of the Company, amalgamated under the name “Millennial Lithium Corp.” As of close of market on January 26, 2022, all issued and outstanding Millennial Shares and the warrants of Millennial Lithium were delisted from trading on the TSX Venture Exchange. The transaction did not constitute a significant acquisition under Part 8 of National Instrument 51-102.

Outlook

The Company intends to focus its near-term business activities on advancing the Caucharí-Olaroz Project and the Thacker Pass Project, and completing Tranche 2 of the GM Transaction and the Arena Transaction. The Company may also pursue other attractive business development opportunities in the lithium space from time to time as they arise.

The Company is currently pursuing a reorganization that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”). The Separation will establish two separate companies that include: (i) an Argentina focused lithium company (“Lithium International”) owning the Company’s current interest in its Argentine lithium assets, including the near-production Caucharí-Olaroz Project, and (ii) a North America focused lithium company (“Lithium Americas (NewCo)”) owning the Thacker Pass Project and the Company’s North American investments. It is anticipated that the Separation will be completed by way of plan of arrangement under the laws of British Columbia, with each shareholder of the Company retaining their proportionate interest in shares of the Company, which would become Lithium International, and receiving newly issued shares of Lithium Americas (NewCo) in proportion to their then-current ownership of the Company. The execution plan currently provides for targeted completion of the Separation in H2 2023. The Separation will be subject to customary conditions and approvals, including completion of an arrangement agreement and plan of arrangement, receipt of a ruling from the CRA and a ruling from the IRS, the receipt of all required third party, court, tax, stock exchange and regulatory approvals and the final approval of the Board of Directors and shareholders at a meeting expected to be held to consider the Separation transaction. Until the Separation is complete, the Company will continue to operate as a single company. See “Risk Factors – Risks Related to Our Business and Securities – Risk Related to the Separation Transaction”.

Annual Information Form 2022

Description of the Business

Overview of Mineral Projects

The Company is advancing two significant lithium development projects, the Caucharí-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, U.S. The Company also owns the Pastos Grandes Project, located in the Province of Salta in Argentina, which was acquired in connection with the Millennial Transaction and holds interests in other prospective lithium projects.

Caucharí-Olaroz Project

Project Overview

The Caucharí-Olaroz Project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

Minera Exar is nearing completion of the construction of the lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 (and restated in the Cauchari TR filed in October 2020). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Annual Information Form 2022

Recent Developments

Recent Significant Events

Minera Exar is continuing to advance construction of the Caucharí-Olaroz Project towards production, with key areas of the processing plant having commenced commissioning in late Q3 2022. With construction nearing completion, Minera Exar has shifted its focus to prioritizing production volume over product quality during the ramp up phase. Accordingly, construction on a portion of the purification process designed to achieve battery-quality product has been deferred to the second half of 2023. Construction continued to advance at the Caucharí-Olaroz Project under the COVID Protocol, which was developed in cooperation with Argentine medical advisors and is periodically refined and adapted to respond to the COVID-19 situation in Argentina as it evolves.

On April 4, 2021, JEMSE completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar pursuant to the JEMSE Option Agreement. See “Detailed Property Description – Property Description and Location” for further details. Although the Company now holds an approximate 44.8% interest in the Caucharí-Olaroz Project, while Ganfeng holds an approximate 46.7% interest, the Company and Ganfeng remain responsible for funding 100% of Caucharí-Olaroz construction costs and are entitled to receive 100% of production output from Caucharí-Olaroz proportionate to their respective 49%/51% net interests.

On August 27, 2020, the Company announced the completion of a transaction with Ganfeng pursuant to which Ganfeng increased its ownership interest in the Caucharí-Olaroz Project by subscribing for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng and amended and restated offtake agreements with each of Ganfeng and Bangchak, with the amendments reflecting the updated ownership structure of Minera Exar and related matters. Upon closing of the transaction, Ganfeng held a 51% interest and the Company held a 49% interest in Minera Exar and the Caucharí-Olaroz Project, which interests were subsequently adjusted to reflect JEMSE’s acquisition of an 8.5% interest in Minera Exar.

Construction and Development Update

With construction nearing completion, focus remains on prioritizing production volume over product quality during the ramp-up phase. Accordingly, completion of a portion of the purification process designed to achieve battery-grade quality product has been deferred and is expected to be completed in the second half of 2023. Prior to completion of the entire processing system and start of production, the project is planned to produce lithium carbonate product of lower than battery-grade quality, which is expected to be sold by the Company and Ganfeng to third parties under their contracts.

Construction of all required infrastructure for the project was completed in Q3 2022. The solid-liquid separation and solvent extraction plant have been completed, and the potassium chloride plant is over 95% complete. Contractors are on site working towards completing the remainder of the lithium carbonate plant, and a team focused on construction closing was engaged to complete construction. The Company currently anticipates the Caucharí-Olaroz Project to ramp up in H2 2023 and reach full production rate of 40,000 tpa of lithium carbonate by Q1 2024.

Capital cost estimates and funding requirements have been updated to reflect the current production schedule, increased operating costs and the inflationary environment in Argentina. Total estimated capital costs, on a 100% basis, have been updated to US$979 million at the official Argentina exchange rate from

Annual Information Form 2022

US$852 million previously disclosed in the Company’s news release disseminated on October 27, 2022. As of the date of this AIF, the Company expects its portion of the remaining funding requirement to be less than US$50 million for capital costs, value added taxes and working capital to reach production and positive cash flow.

As of the date of this AIF, approximately 34.5 million m3 of brine has been pumped into the ponds for evaporation. Pond harvesting to recover entrained brine and remove salt deposited at the bottom of the evaporation ponds continues.

Second Stage Expansion

Minera Exar is continuing work to advance development planning for a second stage expansion of the Caucharí-Olaroz Project to align with completion of Stage 1. The Stage 2 expansion is targeting at least 20,000 tpa of lithium carbonate. Minera Exar also conducted a drilling program with a view to preparing an increased resource to support the proposed expansion of the Caucharí-Olaroz Project. In Q2 2022, the seven local communities in the vicinity of the project approved increasing the scope of the project to accommodate the proposed expansion.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company will be entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Detailed Property Description

Technical Information

More detailed scientific and technical information on the Caucharí-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on October 19, 2020. The Cauchari TR has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., each of whom is a “qualified person” for the sections of the Cauchari TR that they are responsible for preparing.

Property Description and Location

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely

Annual Information Form 2022

embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars. This road is approximately one km from the plant site.

The Company holds its interest in the Caucharí-Olaroz Project through a 44.8% interest in Minera Exar, with Ganfeng holding a 46.7% interest. Minera Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Minera Exar to maintain the claims is US$268,346. Under Minera Exar’s usufruct agreement with Borax Argentina S.A., Minera Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for an annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Caucharí-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera Exar paid US$100,000 upon signing and had a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in 60 quarterly instalments of US$200,000. The first installment was due and paid on the third year of the purchase option exercise date, being September 11, 2021. As security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera Exar a mortgage for US$12,000,000.

On November 12, 2018, Minera Exar exercised the purchase option and the following payments and royalties were provided to Los Boros:

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US$300,000 was paid on November 27, 2018 as a result of the commercial plant construction start date; and
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a 3% net profit interest for 40 years, payable in Argentine pesos, annually within 10 business days after each calendar year end.

Minera Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

On April 4, 2021, JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina, acquired an 8.5% equity interest in Minera Exar by exercising its option under the JEMSE Option Agreement dated August 26, 2020. This right was agreed to by the Company and Ganfeng to comply with the laws of the Province of Jujuy, where lithium reserves are considered a strategic resource that is key to the Province’s future development prospects. Such ownership interest of JEMSE is subject to certain requirements, including: JEMSE reimbursing its US$23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz Project to the Company and Ganfeng through the assignment of one-third of the after-tax dividends otherwise payable to JEMSE in future periods; JEMSE’s right to future dividends being subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, used by the Company and Ganfeng to finance construction; any transfer or disposition of such equity interest requiring the prior consent of the Company and Ganfeng; and Ganfeng and the Company being obliged to loan JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution if additional equity contributions are required from equity holders of Minera Exar, such loans also to be repaid by way of the same assignment of one-third of after-tax dividends due to JEMSE. In addition, JEMSE has a right under certain conditions to convert its ownership interest into a royalty.

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The surface rights of the area subject to exploitation are local aboriginal communities’ land. Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

History

Mining activities on the western side of the Cauchari Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros date back to the 1990s.

2009 to 2010
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Minera Exar acquired mining and exploration permits across broad areas of the Cauchari and Olaroz Salars.
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Exploration programs focused on lithium and potassium were completed by Former LAC, which resulted in the preparation of a measured, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed by Former LAC.
2016
▪
Minera Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to a purchase option agreement.
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SQM acquired a 50% interest in Minera Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve estimate was prepared by the Company.
2018
▪
The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.
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Project construction began.
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Ganfeng acquired a 37.5% interest in the project, and the Company acquired an additional 12.5% interest, for an aggregate 62.5% interest held by the Company.

2019
▪
Project construction continued.
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The Project Investment closed, resulting in the Company and Ganfeng each holding 50% interests in Minera Exar and the project.
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A feasibility study with an updated Mineral Resource estimate was prepared by the Company.

2020
▪
The 2020 Cauchari Transaction closed, resulting in Ganfeng holding 51% and the Company holding 49% interests in Minera Exar and the project.
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JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Minera Exar and the Caucharí-Olaroz Project.
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Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.
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Updates to the water and environmental permits were approved by applicable regulatory authorities.

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2021	▪ Project construction continued to advance. ▪ JEMSE exercised its right to acquire an 8.5% equity interest in Minera Exar and the Caucharí-Olaroz Project.
2022
▪
Project construction continued to progress towards production, with all key infrastructure completed in Q3 2022, and key areas of the processing plant having commenced commissioning.
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Focus has shifted to prioritizing production volume over completion of a portion of the purification process designed to achieve battery-grade lithium carbonate, which has been deferred to the second half of 2023.
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Transitioning the team from construction to operations since late 2022, with key hires and training initiatives underway.

Geological Setting, Mineralization and Deposit Types

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Early Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

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Exploration

The following exploration programs were conducted between 2009 and 2019 to evaluate the lithium development potential of the Project area:

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Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
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Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
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Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.
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Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
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Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
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Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and surrounding freshwater occurrences.
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Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
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Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.
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Boundary Investigation – A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

The additional data collected and analyzed during the 2017-2019 field programs are included in the current Mineral Resource estimate and Mineral Reserve estimate and aided in identifying the future production wells for the brine extraction wellfield.

Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (RC) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond drilling at the Caucharí-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including QA/QC samples).

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Information from the exploration drilling and pump tests was used to select the locations of the production wells that will be used to pump lithium brine to the evaporation ponds. Since 2011 a total of 10 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011. These wells had a smaller diameter of 8 inches. The wells drilled in 2018 and 2019 were drilled deeper and used a larger diameter based on the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below.

Sampling, Analysis and Data Verification

Sampling Method

Drilling was subject to daily scrutiny and coordination by Minera Exar geologists. On the drill site, the full drill core boxes were collected daily and brought to the core storage warehouse where the core was laid out, measured and logged for geotechnical and geological data and photographed.

Core boxes were placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside. RBRC values were not measured during the 2017-2018 drilling, but 33 drill samples were tested for RBRC during the 2019 drilling campaign and the results were in line with other RBRC sampling. The core was well logged to include the lithological data required for the Mineral Resource estimate.

During RC drilling, Minera Exar personnel recorded the time it took to advance one meter and sampled the cutting by placing them in a rock chip tray and brought them back to the field office for logging. Samples were not taken during RC drilling for chemical analysis. During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine samples were further analyzed in the field laboratory for confirmation of field parameters. After analysis of field and filed laboratory parameters, brine samples were split into three, 250 ml, clean, plastic sample bottles. Two samples were mixed to form one sample, one for density and one for geochemistry, which was shipped to Alex Stewart Argentina in Jujuy or sent to the onsite Minera Exar laboratory.

Security

Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on-site. Brine samples were taken by Minera Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and Analytical Procedure

Brine samples were analyzed by Alex Stewart Argentina, a laboratory independent from the Company, and the internal Minera Exar laboratory. Alex Stewart Argentina used inductively coupled plasma as the analytical technique for the primary constituents of interest, including: sodium, potassium, lithium, calcium, magnesium and boron. Samples were diluted by 100:1 before analysis. Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was

Annual Information Form 2022

used for assaying chloride and volumetric analysis was used for carbonates. In the internal Minera Exar laboratory, a 20 g sample was taken from the 250 ml bottle. The sample was entered into the laboratory database. Sulphates were measured using the gravimetric method and volumetric analysis was used for calcium, magnesium and chloride. Brine samples were diluted before being passed through the AA spectrometer, which analyzes lithium, sodium and potassium.

QA/QC

QA/QC protocol included the insertion of QC samples in every batch of samples. QC samples included one standard, one blank and one field duplicate. Check assaying was also conducted on the samples at a frequency of approximately 5%. A total of 4,356 samples, including QC samples, were submitted during Minera Exar’s brine sampling program at the Caucharí-Olaroz Project. A total of 164 samples were also submitted to an external laboratory for check assaying.

Data Verification

The QPs responsible for the preparation of the Cauchari TR, conducted the following forms of data verification: visits to the Caucharí-Olaroz Project site and Minera Exar corporate office; visits to several drill hole locations and observation of several active pumps; taking of 27 brine samples from 13 wells; taking five duplicate samples from the sample storage tent; collection of four standard samples for analysis; review of Minera Exar sampling procedures; inspection of the 2017-2019 Caucharí-Olaroz Project database; inspection of digital laboratory certificates for the Minera Exar brine dataset and Caucharí-Olaroz Project database; observation of the sample storage facility and security systems and considered appropriate; and conducted tours of the Minera Exar analytical lab and the Minera Exar grain size analysis. A QP also conducted interviews with Minera Exar employees who were present during the drilling and pump testing of the new wells. Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Minera Exar database. The QPs concluded that the field sampling of brines from the pumping tests is being done to industry standards. The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

Mineral Processing and Metallurgical Testing

Minera Exar implemented the feasibility study included in the Cauchari TR based on new test work and the Initial Feasibility Study in 2012. Test work included the following:

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Evaporation testing that demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with calcium oxide liming process alone to control magnesium levels while reducing sulfate and boron levels.
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Evaporation pan testing that validated the composition of the brine exposed to the Caucharí-Olaroz Project site seasonal environmental conditions; obtained concentrated brine for additional pilot and bench scale testing; and obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.
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Pilot pond testing that validated the continuous operation of evaporation ponds; provided data for all seasonal environmental effects (wind, temperature, rain, etc.); provided concentrated brine for the purification pilot plant; development the operating philosophy of the ponds and lime system; and trained the staff (engineers and operators) who will work in the commercial operation.
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2017 evaporation testing that assisted in defining the relation of brine evaporation to water evaporation.

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Lime ratio, sedimentation and flocculent performance testing with locally-sourced calcium oxide was completed in order to determine the required excess calcium oxide (the liming operation) and residence time at an intermediate location in the ponds to reduce magnesium, calcium, sulfate and boron in the brine entering the purification and carbonation plant.
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Solvent extraction bench tests that determined the most effective organic reagents for the extraction of boron from the brine, among other findings.
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Carbonate tests that included the removal of remaining magnesium and sodium hydroxide solution; removal of remaining calcium using a solution of Na2CO3; and carbonation reaction of Li using Na2CO3 solution to precipitate lithium carbonate.
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Pilot purification testing with the objective to test the continuous process developed for bench testing; and validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Caucharí-Olaroz Project is summarized in the tables below. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis.

Mineral Resources

The Mineral Resource estimate updated in the Mineral Resource Update 2019 incorporated a Mineral Resource evaluation area extending north to include the Minera Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation. Overall, it incorporated information consisting of the following: 1) the prior Mineral Resource estimate from the Initial Feasibility Study in 2012 for lithium and associated database; and 2) the expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

Since the effective date of the Mineral Resource estimate in the Mineral Resource Update 2019, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated HSU model to Measured and Indicated Resource aquifer volume of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource estimate categories provided the support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain. This resulted in the Mineral Resource estimate included in the Cauchari TR with an effective date of May 7, 2019.

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The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume. This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted.

Summary of Updated Mineral Resource Estimate for Lithium
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)
Measured	1.07E+10	1.13E+09	591	667,800
Indicated	4.66E+10	5.17E+09	592	3,061,900
Measured & Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

(1)
The Mineral Resource estimate has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.
(2)
Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)
The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)
Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Summary of Updated Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resources	3,554,700
Indicated Mineral Resources	16,298,000
Measured & Indicated Resources	19,852,700
Inferred Mineral Resources	4,722,700

Notes:

(1)
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium reported in the above “Summary of Updated Mineral Resource Estimate for Lithium” table. The Mineral Resource estimate represented as LCE has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.
(2)
Volumes include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)
The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)
Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

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Mineral Reserve

The updated Mineral Reserve estimate for lithium incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019. To obtain the updated Mineral Reserve estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing). The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan. A cut-off value was not employed in the Mineral Reserve estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590
Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

(1)
The Mineral Reserve estimate has an effective date of May 7, 2019.
(2)
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium metal.
(3)
The conversion of LCE is direct and does not account for estimated processing efficiency.
(4)
The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
(5)
The “Production Period” is inclusive of the start of the model simulation (Year 0).
(6)
The “Average Lithium Concentration” is weighed by per well simulated extraction rates.
(7)
Tonnage is rounded to the nearest 10.
(8)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The QPs believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet long enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

Annual Information Form 2022

Overview of Mining and Production Operations

The Cauchari TR adopts a process for converting brine to high-purity lithium carbonate that follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

Mineral Extraction

It is contemplated that brine will be extracted from 56 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Reserve evaluation area of the Caucharí-Olaroz Project to optimize well performance and capture of brine enriched in lithium. Production was initiated in year one of the pumping schedule representing 23 Stage 1 wells. In years two through 40, 33 wells are added to the pumping schedule for the duration of the life of mine plan. During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds will be located. Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Minera Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TR. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, magnesium, potassium and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells. An additional seven wells are planned for backup purposes. It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

Annual Information Form 2022

At start-up, 40 production wells will be in operation, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds. Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells. This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Operating criteria for the lithium carbonate plant is presented in the table below.

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Site Infrastructure and Support Systems

Natural gas will be obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity will be provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Caucharí-Olaroz Project. The interconnection will require construction of a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Caucharí-Olaroz Project site will consist of a voltage transformer (33/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 13.2 kV local electrical distribution system will provide power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Caucharí-Olaroz Project is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. A stand-by dual diesel/gas generating station, located close to the main substation, will power selected equipment during grid outages.

The construction and permanent camps will be located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 360 people. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities.

Minera Exar will need to allocate land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40-year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Minera Exar will also need to establish an evaporation pond for the plant’s industrial liquid waste, and a 50 hectare area is allocated for this purpose.

Annual Information Form 2022

The Cauchari TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Mining and Energy Resource Directorate under the Mining and Hydrocarbons Secretariat. Other entities involved in the permitting process are Jujuy’s Provincial Directorate of Water Resources, the Environmental Ministry, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. The Caucharí-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Minera Exar has completed numerous environmental studies to support the establishment of Caucharí-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for Exploitation was originally presented in connection with the mine plan under the Initial Feasibility Study and was later modified to accommodate the current mine plan.

A further update to the Environmental Impacts Report for Exploitation for the Caucharí-Olaroz Project was approved in December 2020, together with the increased capacity to 40,000 tpa for the project. The Environmental Impacts Report includes the new environmental studies carried out and information collected during the last two years, as well as taking into account the new Caucharí-Olaroz Project layout (relocation of the process plant, camp, industrial solid waste deposits and industrial liquid waste pools, relocation of control ponds C1 and C2, and lithium pools L1 and L2).

The Provincial Mining and Energy Resource Directorate, under the Mining and Hydrocarbons Secretariat, approved Minera Exar’s EIR for the exploration work on the Caucharí-Olaroz Project (Resolution No. 25/09 on August 26, 2009). Subsequent updates have been made to accurately reflect the ongoing exploration program (some are awaiting approval).

Minera Exar has developed a plan that promotes social and economic development within a sustainable framework. Minera Exar began work on the Communities Relations Program with the Department of Susques in the Province of Jujuy in 2009. This plan was created to integrate local communities into the Caucharí-Olaroz Project by implementing programs aimed at generating positive impacts on these communities.

An update with respect to certain exploration permits for the Caucharí-Olaroz Project is included below.

Exploration Permits for Cauchari-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploration (IIA Exploration)	2009	Resolution No. 25/09, August 26, 2009	Original exploration permit for Project
Environmental Impacts Report for Exploration (AIIA Exploration 2009)	2009		Included topographic and geophysical studies, opening supply wells and new exploration wells

Annual Information Form 2022

Exploration Permits for Cauchari-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploration (AIIA Exploration 2011)	September 2011	Resolution No. 29/2012, November 08, 2012	All activities undertaken to date, and planned exploration activities for the 2012-2013 period
Addendum to Environmental Impacts Report for Exploration, Posco Pilot Plant	May 2014	Resolution No. 011/2014, July 15, 2014	Installation, implementation and subsequent operation of the POSCO lithium phosphate plant
Environmental Impacts Report for Exploration (AIIA Exploration 2015)	June 2015	Update cancelled and filed: DMyRE Note No. 101/2019

Operation of the pilot-scale POSCO plant and the continuation of exploration including perforation of brine well field for the trial to test the hydraulic properties of the different aquifers. A drilling plan for the drilling of 49 wells was also presented as well as the update of the 4 wells drilled up to the time of the presentation of the report.

Environmental Impacts Report for Exploration	June 2016	Update cancelled and filed DMyRE Note No. 101/2019

Presentation of the proposed work to be carried out over the following months: Phase 1: measurement of hydrogeological variables; Phase 2: pond construction and impermeability tests; Phase 3: drilling of deep wells; Phase 4: pilot plant tests and trials.

Update to Environmental Impacts Report for Exploration	February 2017	Resolution No. 008/2017, September 19, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploration (June 2016) would not be evaluated by the Authority and that this latest Environmental Impacts Report (Exploration, February 2017) would replace it.

Update of the proposed works to be carried out during next years. This consisted of: seismic reflection, SEV, trenches, measurement of hydrogeological variables; pond construction, impermeability tests; drilling of deep wells; pilot plant tests, construction of embankments, auxiliary roads and drilling platforms, drilling of wells,

Annual Information Form 2022

Exploration Permits for Cauchari-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
construction of facilities and camp. It also described the exploration works that were to be developed, consisting of geochemical sampling and exploration wells.
Update to Environmental Impact Report for Exploration 2019-2021	June 2020	Resolution No. 196/2021 (Dec. 2021)	This up-date biannual IIA for exploration carried out during 2019-2021 was approved by the Authority in December 2021.
Update to Environmental Impact Report for Exploration 2021-2023	December 2021	Note No. 856/2022 (July 2022)	This up-date biannual IIA for exploration carried out during 2021-2023 was approved and extension of the Resolution 196/2021 for two years more, to December 2023 by the Authority in July 2022.

An update with respect to certain exploitation permits for the Caucharí-Olaroz Project is included below.

Exploitation Permits for Cauchari-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploitation (IIA Exploitation December 2011)	December 2011	Resolution No. 29/2012, November 08, 2012	Production of 20,000 tonnes/year of lithium carbonate with a second expansion phase to 40,000 tonnes/year
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation March 2015)	March 2015	Update cancelled and filed: DMyRE Note No. 101/2019	Biannual update of the Environmental Impacts Report (AIIA) approved in 2012, based on exactly the same project approved in 2012
Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation February 2017)	February 2017	Resolution No. 010/2017, October 05, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploitation (AIIA March 2015) would not be evaluated by the Authority and that this document (AIIA Exploitation, February 2017) would replace it

Production of 25,000 tonnes/year of lithium carbonate with a second expansion phase to 50,000 tonnes/year

Biannual Environmental Impact Report (Exploitation) (AIIA) for Exploitation 2019-2021	September 2019	Resolution No. 080/2020 (Dec. 2020)	The AIIA 2019 exploitation stage was completed to produce 40,000 tonnes/year of lithium carbonate in December 2020.

Annual Information Form 2022

Exploitation Permits for Cauchari-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
Update to Environmental Impact Report for Exploitation 2021-2023	March 2022	In process	This up-date biannual AIIA for exploitation includes a production of 60,000 tonnes/year.

The Company obtained the water concession permit for the exploration stage by Resolution No. 449 D.P.R.H. dated July 6, 2020 and obtained the water concession permit for mining use for the exploitation stage for a 40 year term by Resolution No. 1113 D.P.R.H dated December 28, 2020. The project has also obtained approvals for the provision of electricity to the Minera Exar plant and for internal consumption by Resolution No. 406/2019 SCA, for natural gas by Resolution No. 350/2019 SCA and addendum approved by Resolution No. 215/2020 SCA, for water treatment plant at the construction camp by Resolution No. 327/2018 SCA, for water treatment plant at the operations camp by Resolution No. 226/2020 SCA and for aqueduct with environmental feasibility by Resolution No. 310/2020 SCA.

Operating Costs

The operating cost estimate (±15% expected accuracy) for the Caucharí-Olaroz Project, as set forth in the Cauchari TR, is estimated at US$3,579 per tonne of lithium carbonate. This estimate is based upon vendor quotations for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Minera Exar’s management’s industry expertise. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Minera Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Minera Exar. Consumables costs were estimated on the basis of quotes obtained from potential suppliers.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included and the estimate does not reflect adjustments for prevailing costs since the date of the Cauchari TR.

Annual Information Form 2022

Operating Costs Summary
Description	Total (US$ 000s/Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	72,535	1,813	50.7
Maintenance	16,143	404	11.3
Electric Power	6,408	160	4.5
Pond Harvesting & Tailing Management	13,334	333	9.3
Water Treatment System	356	9	0.2
Natural Gas	5,818	145	4.1
Manpower	12,809	320	8.9
Catering, Security & Third-Party Services	4,534	113	3.2
Consumables	959	24	0.7
Diesel	101	3	0.1
Bus-In / Bus-Out Transportation	213	5	0.1
Product Transportation	5,072	128	3.5
Direct Costs Subtotal	138,282	3,457	96.6
Indirect Costs
G&A	4,884	122	3.4
Indirect Costs Subtotal	4,884	122	3.4
Total Operating Costs	143,166	3,579	100

Capital Costs

Capital expenditures are based on a project operating capacity of 40,000 tpa of lithium carbonate. Since the Caucharí-Olaroz Project is in construction, capital equipment costs have been determined based on over 100 Class 1 and Class 2 purchase orders, contracts awarded, quotes and firm proposals for equipment items and construction services for the current project capacity; in addition, an in-house database maintained by an engineering firm was used for minor items. Minera Exar and its consultants have verified the validity of these estimated capital expenditures.

The estimates are expressed in US dollars on a 100% project equity basis. The Company currently will need to contribute or secure 49% of these costs. No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

Sustaining capital expenditures are estimated to total US$270.5 million over the 40-year evaluation period of the Caucharí-Olaroz Project.

Capital costs include direct and indirect costs for:

▪
Brine production wells;
▪
Evaporation and concentration ponds;
▪
Lithium carbonate plant;
▪
General site areas, such as electric, gas and water distribution;

Annual Information Form 2022

▪
Stand-by power plant, roads, offices, laboratory and camp and other items;
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Contingencies, salaries, construction equipment mobilization and other expenses.

These estimates are extracted from the Cauchari TR, and exclude increases to the capital cost estimate arising subsequent to that date. See “Description of the Business – Caucharí-Olaroz Project – Recent Developments – Construction Update” for further information regarding subsequent increases to the capital cost estimates. The capital investment for the 40,000 tpa lithium carbonate project as set forth in the Cauchari TR, including equipment, materials, indirect costs and contingencies during the construction period was estimated to be US$564.7 million. This total excludes interest expenses that might be capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate mine plan.

The following items were not included in the estimate:

▪
Legal costs;
▪
Costs to implement the COVID Protocol and special incentives and allowances;
▪
Mineral license costs;
▪
Escalation; and
▪
Start-up costs beyond those specifically included.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included.

These capital expenditures as set out in the Cauchari TR are summarized in the table below:

Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	50.1
Evaporation Ponds	145.3
Lithium Carbonate Plant and Aux.	174.9
Reagents	12.4
On-Site Infrastructure	72.5
Off-Site Services	13.3
Total Direct Cost	468.5
Indirect Cost
Total Indirect Cost	86.8
Total Direct and Indirect Cost	555.3
Contingencies (7.4%)	9.4
Total Capital	564.7

Project Economics

This economic analysis is prepared considering that construction for the project commenced in 2018 and significant funds were spent since then. All capital expenditures prior to June 30, 2020 are considered sunk and are not included in the capital expenses in the economic model. The model only includes capital expenditures that need to be spent from June 30, 2020 onwards to bring the project to production. The project economics are produced in reliance on the capital and operating cost estimates contained in the

Annual Information Form 2022

Cauchari TR, and do not account for changes in estimates since that date, including increases in overall capital costs and capital costs attributable to the COVID Protocol.

The following criteria have been used to develop the economic model:

▪
Engineering and construction period is estimated at four years, while the life of mine is estimated to be 40 years;
▪
Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and Bangchak;
▪
Production of lithium carbonate is estimated at 40,000 tpa, commencing in the third year of operations assuming a ramp up production rate of 19,600 tpa for the first year of operations and 36,700 tpa for the second year of operations;
▪
For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
▪
Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc. These options were not included in the Cauchari TR;
▪
The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;
▪
All values are expressed in US dollars; the exchange rate between the Argentine peso and the US dollar as at September 30, 2020 was AR$79/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and there is no expected impact of the exchange rate fluctuation on capital costs or operating costs; accordingly, no provision for currency escalation has been included; and
▪
The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Caucharí-Olaroz Project. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy provincial and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses, amortization and remediation allowances.

Production Schedule

The production model outlines lithium carbonate production totalling 1,576,279 tonnes over the 40 year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 53.7%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to determine the predicted annual lithium carbonate production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 48,800 tpa.

In the production model, it is assumed that in year one revenue will be US$156,933,000, with revenue growing to US$366,620,000 in year two and US$480,000,000 in each year thereafter until the end of the 40-year production period, in reliance on the base case assumptions. The production model assumes a lithium carbonate price of US$12,000/tonne.

Annual Information Form 2022

NPV and IRR

After tax NPV in reliance on base case assumptions, and a 10% discount rate amounts to US$1,504,000,000, while IRR is 45.0%. Set forth below is a table that illustrates the sensitivity of the project economics based on lithium carbonate pricing and discount rates. The below is presented on a 100% project equity basis and measured from the end of the capital investment period. The Company owns 44.8% of the Caucharí-Olaroz Project as of the date of this AIF.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	1,986	2,623	3,259
8	1,479	1,957	2,435
10	1,133	1,504	1,874
IRR (%)	40.0	45.0	49.0

Cash Flow and Earnings

Net cash flow is negative in the first two years of operation, but thereafter increases sharply to approximately US$52,000,000 after taxes in year three. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$212,000,000 in reliance on the base case assumptions.

The estimated pay-back period is two years and two months on both a before-tax and on an after-tax basis in reliance on base case assumptions.

Annual Information Form 2022

Thacker Pass Project

Overview of the Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Recent Developments

Recent Significant Events

On March 2, 2023, the Company announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM. See “Risk Factors – Risks Related to Resource Development – Thacker Pass Project Development Risk”.

In April 2022, the Company submitted, and is currently progressing, a formal application to the U.S. Department of Energy (“DOE”) for funding to be used at the Thacker Pass Project through the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and

Annual Information Form 2022

components used in those vehicles. On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that the Company’s application for the DOE’s ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation. If the Company is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project’s total capital costs for construction for Phase 1. Relevant development costs incurred at the Thacker Pass Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed. See “Risk Factors – Risks Related to Resources Development – Risks Relating to the U.S. DOE ATVM Loan Program”.

On February 7, 2023, the Company announced that it received a favorable ruling from the Federal District Court for the appeal filed against the BLM for the issuance of the ROD relating to the Thacker Pass Project. The Federal District Court declined to vacate the ROD, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. See “Regulatory and Permitting Update” for further details concerning the ruling on the ROD appeal as well as details concerning subsequent appeals and motions filed in connection with the ruling and new lawsuits filed against the BLM relating to the ROD.

On January 31, 2023, the Company announced the results of the feasibility study on the Thacker Pass Project and the filing of the Thacker Pass TR. See “Detailed Property Description” for further details concerning the feasibility study and the Thacker Pass TR.

On July 20, 2022, the Company celebrated the inauguration of its LiTDC in Reno, Nevada, with a formal ribbon-cutting ceremony. The center was developed to demonstrate the chemical process designed for the Thacker Pass Project in an integrated process testing facility. Production commenced in June 2022 to replicate the Thacker Pass Project flowsheet from raw ore to final product samples and the center will support ongoing optimization work, confirm assumptions in the design and operational parameters and provide product samples for potential customers and partners.

Regulatory and Permitting Update

The Thacker Pass Project was issued an ROD by the BLM on January 15, 2021 for the proposed mine, the MPO for the Thacker Pass Project, and related mitigation measures. The BLM also approved the Company’s proposal to conduct exploration work to the north and south of the proposed mine site and processing facilities. The ROD is the final step in the BLM’s NEPA review process for the Thacker Pass Project. This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved MPO contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of LCE).

The BLM's issuance of the ROD was challenged in Federal District Court in 2021 (the “Initial ROD Challenge”), with the court rendering a favourable ruling on February 6, 2023, which declined to vacate the ROD for the Thacker Pass Project. The Federal District Court did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project, but the court did remand one legal issue to the BLM for consideration under U.S. mining law. The issue relates to whether the Company possesses adequate mining-claim rights to the lands over the area in which the waste storage and tailings are expected to be located. The Company is working with the BLM to complete the required follow-up for this issue. A

Annual Information Form 2022

subsequent appeal of the Federal District Court’s ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit in February 2023. The Company will continue to support the ROD issued by the BLM by acting as an intervenor in the appeal.

Separately, a new lawsuit was filed in Federal District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe, and the Summit Lake Paiute Tribe concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. The Company will apply to act as an intervenor in this new lawsuit in support of the ROD.

For a description of the risks associated with the challenges to the permit issued for Thacker Pass, see “Risk Factors – Risks Related to Resource Development – Thacker Pass Project Development Risk” and “Risk Factors – Risks Related to Our Business and Securities – Risks of Legal Proceedings”.

The Company’s application with NDWR for the transfer of certain water rights for Phase 1 of the Thacker Pass Project was approved by the State Engineer in February 2023, but the approval decision is now under appeal. The Company will continue to work with NDWR to uphold the approval of the transfer as the appeal progresses.

On February 25, 2022, NDEP issued the final key environmental permits from the state for the Thacker Pass Project. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP’s issuance of the Water Pollution Control Permit, which was filed with the Nevada State Environmental Commission in March 2022, was unanimously rejected by the Nevada State Environmental Commission on June 28, 2022.

Commercial Agreements

On February 16, 2023, the Company entered into the Offtake Agreement with GM pursuant to which the Company will supply GM with lithium carbonate production from Phase 1 of the Thacker Pass Project. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. See “Material Contracts – GM Transaction Purchase Agreement".

In 2022, Aquatech International, LLC was contracted through a master services agreement to provide confirmation test work, equipment engineering, equipment manufacture and supply for purification and final product crystallization systems for the LC production plant. Furthermore, and after a long and robust tender process, in November 2022, the Company separately awarded an Engineering, Procurement and Construction Management Contract to Bechtel Corporation, which, in conjunction with the Company and its employees, will be a partner in the design, procurement and execution of Thacker Pass Project mining and production operations.

Lithium Nevada has also entered into master services agreements with EXP, ITAC, M3 and EDG. EXP was contracted to develop the design and costing of the acid plant. In 2020, the Company entered into master service agreements with M3 and ITAC to work with Sawtooth Mining and the Company personnel to advance analysis and engineering of the Thacker Pass Project. Subsequently, in 2021, the Company entered into a master services agreement with EDG to act as an owner's engineer and evaluate the quality and coordination of work among the various engineering firms. EDG's team augmented the Company’s staffing and supported M3 and ITAC to support and guide interfaces between the engineering teams, equipment vendors and validate quality of work against their extensive catalog of project work.

In 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining, a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has

Annual Information Form 2022

exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for the Thacker Pass Project, which will supply all of Lithium Nevada’s lithium-bearing ore requirements. Sawtooth Mining agreed to provide Lithium Nevada with the following (i) US$3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to US$50 million to procure all mobile mining equipment required for “Phase 1” operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of US$4.7 million upon achieving commercial production or repay the US$3.5 million without interest if a final project construction decision is not made by the Board by 2024.

Financing Strategy

On January 31, 2023, the Company announced that it entered into the GM Transaction Purchase Agreement pursuant to which GM will make a US$650 million equity investment in the Company, to be used for the development of the Thacker Pass Project, of which US$320 million has been invested under Tranche 1 of the GM Transaction as announced in the Company’s news release dated February 16, 2023. See “Material Contracts – GM Transaction Purchase Agreement” for further details regarding the GM Transaction and the GM Transaction Purchase Agreement, and also see “Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the GM Transaction”. In addition, the Company continues to evaluate a variety of other strategic financing options for the Thacker Pass Project.

In April 2022, the Company submitted a formal application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that the Company’s application for the DOE’s ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation. If the Company is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project’s total capital costs for construction for Phase 1. Relevant development costs incurred at the Thacker Pass Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed. See “Risk Factors – Risks Related to Resource Development – Risks Relating to the U.S. DOE ATVM Loan Program”.

Detailed Property Description

Technical Information

More detailed scientific and technical information on the Thacker Pass Project can be found in the Thacker Pass TR that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023. The Thacker Pass TR has an effective date of November 2, 2022, and was prepared by Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, and Bruce Shannon, P.E., each of whom is a “qualified person” for the purposes of NI 43-101, for those sections of the Thacker Pass TR that they are responsible for preparing.

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The scientific and technical information set forth below regarding the Thacker Pass Project is derived from the Thacker Pass TR. The following summary includes certain table and section references to the Thacker Pass TR as well as certain defined terms that are defined in the Thacker Pass TR. The following summary does not purport to be a complete summary of the Thacker Pass Project and is subject to all of the assumptions, qualifications and procedures set out in the Thacker Pass TR and is qualified in its entirety with reference to the full text of the Thacker Pass TR. Readers should read this summary in conjunction with the Thacker Pass TR which is available electronically under the profile of the Company at www.sedar.com.

Property Description, Location and Access

The Thacker Pass Project area encompasses approximately 4,236 ha and lies within and is surrounded by public lands administered by the BLM. The Thacker Pass Project encompasses the mineral claims that were formerly referred to as the Stage I area of the Kings Valley Lithium Project and includes lithium (“Li”) claystone mining at the Thacker Pass Deposit, and is located in Humboldt County in northern Nevada, approximately 100 km north-northwest of Winnemucca, about 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border. The area is sparsely populated and used primarily for ranching and farming.

Access to the Thacker Pass Project is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass Project site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno. On-site access is via several gravel and dirt roads established during the exploration phase.

Mineral Tenure

The Thacker Pass Project is comprised of a series of unpatented mining claims (the “Thacker Mining Claims”) owned or controlled by the Company. The Company is the record owner of the Thacker Mining Claims, and the Thacker Pass Project does not include the development of the Company’s unpatented mineral claims in the Montana Mountains.

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, including lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the Thacker Mining Claims remains subject to the paramount title of the US federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the claim, provided it meets the obligations for maintenance thereof as required by the Mining Act of the United States of America (the Mining Act) and associated regulations.

At this time, the principal obligation imposed on the Company in connection with holding the Thacker Mining Claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the UM Claim is located. All obligations for the Thacker Mining Claims in Nevada, including annual fees to the BLM and Humboldt County, have been fulfilled.

The holder of unpatented mining claims maintains the right to extract and sell locatable minerals, which includes lithium, subject to regulatory approvals required under Federal, State and local law. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals.

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Royalties

Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the “Uranium Royalty”). In addition to the Uranium Royalty and those national, state and local rates described above, the Thacker Pass Project is subject to a royalty with Orion Mine Finance Fund I (f.n.a. RK Mine Finance [Master] Fund II L.P.) (“Orion”). It is a gross revenue royalty on the Thacker Pass Project in the amount of 8% of gross revenue until aggregate royalty payments equal $22 million have been paid, at which time the royalty will be reduced to 4.0% of the gross revenue on all minerals mined, produced or otherwise recovered. The Company can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to Orion.

Permitting and Reclamation Obligations

The Company has reclamation obligations for a hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $1,035,471. The Company’s other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $583,843. The Company currently holds a $1,717,520 reclamation bond with the BLM Nevada State Office, with $98,206 available for future operations or amendments to existing operations. In addition, on February 22, 2023, BLM approved the Company's surety bond in the amount of $13,742,964 for the initial construction works relating to the Thacker Pass Project.

The Thacker Pass Project is located on public lands administered by the U.S. Department of the Interior, BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

Since 2008, the Company has performed extensive exploration activities at the Thacker Pass Project site under existing approved agency permits. The Company has all necessary federal and state permits and approvals to conduct mineral exploration activities within active target areas of the Thacker Pass Project site.

There are no identified issues that would prevent the Company from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project, or that may affect access, title, or the right or ability to perform work on the property.

History

In 1975, Chevron USA (“Chevron”) began an exploration program for uranium in the sediments located throughout the McDermitt Caldera, a 40km x 30km geological formation straddling the Oregon-Nevada border, which includes the Thacker Pass Project. Early in Chevron’s program, the USGS (who had been investigating lithium sources) alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Because of this, Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program, and obtained samples for engineering work, though uranium remained the primary focus of exploration. Results supported the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program that focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction.

Prior owners and operators of the property did not conduct any commercial lithium production from the Thacker Pass Project.

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Geological Setting, Mineralization and Deposit Types

Geological Setting

The Thacker Pass Project is located within the McDermitt Volcanic Field, a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene. Volcanic activity in the McDermitt Volcanic Field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 Ma to 15 Ma Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head on the continental crust. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms centered around Steens Mountain, Oregon.

The McDermitt Volcanic Field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada. The Thacker Pass Project is located within the largest and southeastern most caldera of the McDermitt Volcanic Field, the McDermitt Caldera.

Mineralization

The Thacker Pass Deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface. The Thacker Pass Deposit contains the targeted multi-phase mining development of the Thacker Pass Project. It lies at relatively low elevations (between 1,500 m and 1,300 m) in caldera lake sediments that have been separated from the topographically higher deposits to the north due to post-caldera resurgence and Basin and Range normal faulting. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. Therefore, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The claystone comprises 40% to 90% of the section. In many intervals, the claystone and ash are intimately intermixed. The claystones are variably brown, tan, gray, bluish-gray and black, whereas the ash is generally white or very light gray. Individual claystone-rich units may laterally reach distances of more than 152 m, though unit thickness can vary by as much as 20%. Ash-rich layers are more variable and appear to have some textures that suggest reworking. All units exhibit finely graded bedding and laminar textures that imply a shallow lacustrine (lake) depositional environment.

Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. Oxidized claystone is brown, tan, or light greenish-tan and contains iron oxide, whereas ash is white with some orange-brown iron oxide. The transition from oxidized to unoxidized rock occurs over intervals as much as 4.5 m thick.

The moat sedimentary section at Thacker Pass overlies the hard, dense, indurated intra-caldera Tuff of Long Ridge. A zone of weakly to strongly silicified sedimentary rock, the Hot Pond Zone (“HPZ”), occurs at the base of the sedimentary section above the Tuff of Long Ridge in most of the cores retrieved from the Thacker Pass Deposit. Both the HPZ and the underlying Tuff of Long Ridge are generally oxidized.

Clay in the Thacker Pass Deposit includes two distinctly different mineral types, smectite and illite, based on chemistry and X-ray diffraction (“XRD”) spectra. Clay with XRD spectra that are indicative of smectite (12 – 15 Å basal spacing) occurs at relatively shallow depths in the deposit. Smectite drill intervals contain roughly 2,000 – 4,000 ppm Li. The chemistry and structure of the smectite at McDermitt is most similar to hectorite, a subtype of smectite (Na0,3(Mg,Li)3Si4O10(OH)2), though chemically the clay is intermediate between hectorite and two other smectites, stevensite and saponite. Supported hectorite clay occurs elsewhere in the McDermitt Caldera and has been documented by several authors.

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The smectite clay concentrates at Thacker Pass have a lithium content similar to hectorite clay concentrate at Hector, California (around 5,700 ppm Li; and higher than the average of all clay concentrates at Clayton Valley, Nevada (approximately 3,500 ppm Li average). The illite clay concentrates at Thacker Pass contain approximately twice the concentration of lithium as the hectorite concentrate from Hector, California and approximately three times the concentration of lithium from clay concentrates in Clayton Valley, Nevada.

Deposit Types

Lithium enrichment (>1,000 ppm Li) in the Thacker Pass Deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. Assay data from the 2017 exploration drilling program indicates that the Lithium-enriched interval is laterally extensive throughout the southern portion of the caldera. The deeper illite-rich portion of the sedimentary sequence contains higher lithium than the shallower, smectite-rich portion. The uplift of the Montana Mountains during both caldera resurgence and Basin and Range faulting led to increased rates of weathering and erosion of a large volume of caldera lake sediments. As a result, much of the sediments in the Montana Mountains have eroded away.

South of the Montana Mountains in the Thacker Pass Deposit, caldera lake sediments dip slightly away from the center of resurgence. Because of the lower elevations in Thacker Pass, a smaller volume of the original caldera lake sedimentary package eroded south of the Montana Mountains. As a result, the thickness of the sedimentary package increases with distance from the Montana Mountains. The proposed open-pit mining activity is concentrated just south of the Montana Mountains in Thacker Pass where lithium enrichment is close to the surface with minimal overburden.

Caldera lake sediments of the McDermitt Caldera contain elevated lithium concentrations compared to other sedimentary basins. Although the exact genesis of the lithium enrichment processes is not fully understood, exploration activities have been based on the caldera lake model described above. Exploration results support the proposed model and have advanced the understanding of the geology of the Thacker Pass Deposit.

Exploration

Prior to the 2010 drilling campaign, exploration consisted of:

a)
geological mapping to delineate the limits of the McDermitt Caldera moat sedimentary rocks, and
b)
drilling to determine grade and location of mineralization.

Survey work was completed prior to 1980 under Chevron’s exploration program. Most of the Thacker Pass Project area has been surveyed by airborne gamma ray spectrometry, in search of minerals such as uranium. Anomalously high concentration of lithium was discovered to be associated with the caldera. Lithium became the primary focus of exploration from 2007 onward.

A collar survey was completed by the Company for the 2007-2008 drilling program using a Trimble Global Positioning System (“GPS”). At that time the NAD 83 global reference system was used. Comparing the Company’s survey work with that done by Chevron showed near-identical results for the easting and northings, elevations were off by approximately 3 m and were corrected in order to conform with earlier Chevron work.

The topographic surface of the Thacker Pass Project area was mapped by aerial photography dated July 6, 2010. This information was obtained by MXS, Inc. for the Company. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drill hole collars, spot-heights and ground-truthing were conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment.

Annual Information Form 2022

In addition to drilling in 2017, the Company conducted five seismic survey lines. A seismic test line was completed in July 2017 along a series of historical drill holes to test the survey method’s accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs, and illustrated that the contact between the basement (intracaldera Tuff of Long Ridge) and the caldera lake sediments (lithium resource host) slightly dips to the east.

Drilling

The Thacker Pass Deposit area has been explored for minerals since the 1970s under three different drilling campaigns. Exploration began with Chevron using rotary and coring drilling methods. The Company performed two subsequent drilling campaigns in 2007-2010 and 2017-2018. The Company’s drilling campaigns consisted of a combination of HQ, PQ, RC, and sonic coring and drilling methods.

In 2008, the Company drilled five confirmation HQ core drill holes (Li-001 through Li-005) to validate the Chevron drilling results. Five historical Chevron drill holes that are broadly distributed across the Montana Mountains were selected to twin. Results demonstrated that the Chevron assay data was reliable enough to guide further exploration work. These holes were not used in the resource estimation.

The Company conducted exploration drilling in June 2017, drilling 22 widely spaced HQ core holes. Results of this work helped expand the known resource to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass. All anomalous amounts of lithium occurred in clay horizons.

227 holes from the 2007-2010 campaigns and 139 holes from the 2017-2018 campaigns were used in the 2022 Mineral Resource in this report, including results from infill drilling unavailable at the time of the 2018 Mineral Resource estimate and results from holes outside the area modeled in the 2018 Mineral Resource estimate.

The table below lists a summary of holes drilled.

Drill Holes Provided in Current Database for the Thacker Pass Deposit
Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Resource Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through Li-005	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Annual Information Form 2022

Past and modern drilling results show lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass Project area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation.

Sampling, Analysis and Data Verification

This section describes those activities completed for the Company’s drilling campaigns from 2007-2018.

Sample Preparation

Drilled core was securely placed in core boxes and labelled at site. The boxes of drilled core were then transported to the Company’s secure logging and sampling facility in Orovada, Nevada, where they were lithologically logged, photographed, cut, and sampled by Company employees and contractors.

Sample security was a priority during the drilling campaigns. Core from the drill site was collected daily and placed in a lockable and secure core logging and sampling facility (steel-clad building) for processing. All logging and sampling activities were conducted in the secured facility. The facilities were locked when no one was present.

The lengths of the assay samples were determined by the geologist based on lithology. From 2007 to 2011 certain lithologies associated with no lithium value were not sampled for assay. These rock types are alluvium, basalt, HPZ and volcanic tuff. All drilled core collected in 2017 and 2018 was sampled for assay. Average assay sample length is 1.60 m but is dependent on lithology changes. The core was cut in half using a diamond blade saw and fresh water. Half the core was placed in a sample bag and the other half remained in the core boxes and stored in the Company’s secure facility in Orovada.

To collect duplicate samples, one half of the core would be cut in half again, and the two quarters would be bagged separately. Each sample was assigned a unique blind sample identification number to ensure security and anonymity. The samples were either picked up by ALS Global of Reno, Nevada (“ALS”) by truck or delivered to ALS in Reno, Nevada by Company employees.

Once at ALS, the samples were dried at a maximum temperature of 60ºC. The entire sample was then crushed with a jaw crusher to 90% passing a 10 mesh screen. Nominal 250-gram splits were taken for each sample using a riffle splitter. This split is pulverized using a ring mill to 90% passing a 150 mesh screen.

Analysis

ALS was used as the primary assay laboratory for the Company’s Thacker Pass drill program. ALS is an ISO/IEC 17025-2017-certified Quality Systems Laboratory. ALS participates in the Society of Mineral Analysts round-robin testing, and is an independent laboratory without affiliation to the Company.

ALS used their standard ME-MS61 analytical package for testing of all of the Company’s samples collected. This provides analytical results for 48 elements, including lithium. The method used a standard four-acid digestion followed by an atomic emission plasma spectroscopy (ICP-AES) analysis to ensure that elevated metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy (ICP-MS) analysis. Certified analytical results were reported on the ICP-MS determinations.

Annual Information Form 2022

Quality control measures and data verification procedures

In 2010-2011, for every 34 half core samples, the Company randomly inserted two standard samples (one 3,378 ppm Li grade and 4,230 ppm Li grade), one duplicate sample, and one blank sample. The 2017-2018 quality program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (¼ core) every 30.48 m.

The total number of blank, duplicate, and standard samples analyzed by the laboratory during the Company’s drilling campaign in Thacker Pass from the 2010-2011 drilling campaign was 9.5% of the total samples assayed. The Company’s 2017-2018 drilling campaign averaged 11.1% quality control samples out of the total samples assayed. Assaying for all drilling averaged 10.1% check samples. This does not include ALS internal check and duplicate samples.

ALS also completed their internal QA/QC program which included blanks, standards and duplicates throughout the Company’s exploration programs for lithium and deleterious elements including aluminum, calcium, cesium, iron, potassium, magnesium, sodium and rubidium. The standards used by ALS and the ALS QA/QC programs have been reviewed by the QP and were utilized in the QA/QC review.

The 2010 sampling program was initially seeing a 6% failure rate of the QA/QC samples where 17% of the 4,230 Li standards were returning lithium grades exceeding three standard deviations of their tested median grade. ALS began using a new higher-grade lithium standard to improve the calibration of their ICP. Following the improved calibration process, the Company selected the 16 highest lithium values from drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200 to be re-assayed. The samples were sent to both ALS and Activation Laboratories (“ActLabs”) in Ancaster, Ontario Canada for lithium assays. The re-assay grade for ALS and ActLabs was 5% and 3% lower than the original assay, respectively. It was concluded that the overall deposit estimate may be lower by at most 2% to 3%. For further assurance, ActLabs was chosen to run lithium assays on 112 random duplicate pulps generated by ALS in April 2011. The results were within 3% of ALS certified lithium grade.

The 2017-2018 sampling programs had consistent quality control results for the duration of the campaigns. Duplicate samples returned with an R2 value of 0.9827, indicating a high-level of precision in the sampling and laboratory techniques and supporting the validity of QA/QC protocols. The duplicate grades extend from 13 ppm lithium to 7,500 ppm lithium. In addition, the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that can be relied on for resource estimation.

Data Verification

Excel formatted electronic files containing lithological descriptions, sample assays, hole collar information, and downhole surveys were provided to Sawtooth Mining by the Company for the purpose of generating a geologic resource block model. Certified laboratory certificates of assays were provided in PDF as well as csv formatted files for verification of the sample assays database. Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data by the QP.

Geologic logs were consolidated from paper archives and scanned PDFs on the Company’s network drives. In 2016, each drill log was transcribed into a spreadsheet using the smallest lithologic interval identified in the log to create the highest resolution dataset possible. Subsequent geologic loggings of drill cores were entered directly into either an Access database or Excel spreadsheets. The data was then uploaded into the Company’s Hexagon Mining Drill Hole Manager database.

Annual Information Form 2022

Geologic logs, Access databases, and Excel spreadsheets were provided to Sawtooth Mining for cross validation with the excel lithological description file. Spot checks between excel lithological description file were performed against the source data and no inconsistencies were found with the geologic unit descriptions. Ash percentages were checked in the lithological descriptions and a minor number of discrepancies were found in the ash descriptions. It was determined that less than 0.7% of the ash data contained discrepancies in the lithological description. The QP determined that this 0.7% database error rate was within acceptable limits but noted that it should be addressed in the future.

The QP located and resurveyed 18 drill holes using a hand-held GPS unit to verify the coordinates and elevations of the drill hole survey database. The surveyed holes matched the coordinates and elevation of the hole survey provided by the Company closely where the actual drill holes could be found.

The QP completed spot checks of the Excel assays datasheet used in the creation of the geologic block model by cross-referencing the assay data with the certified laboratory certificate of assays. Only HQ core holes were reviewed since HQ cores were the only holes used for the estimation of resources. No data anomalies were discovered during this check.

The QP collected samples during the Company’s 2022 auger bulk sampling program for independent verification of the lithium clay/ash grades. The samples were delivered to ALS in Reno, NV for processing and analysis. Distribution of the lithium grades from the independent verification shows distribution of grades similar to what has been reported from the drill core assays.

The shallow and massive nature of the Thacker Pass deposit makes it amenable to open-pit mining methods. Per uniaxial compression strength studies done by WorleyParsons (Mar. 2018) and AMEC (May 2011), it was determined that mining of the ore clay body can be done without any drilling and blasting. Additionally, the Company was able to excavate a test pit without any drilling and blasting. Only the basalt waste material will require blasting. The mining method assumes hydraulic excavators loading a fleet of end dump trucks.

Mineral Processing and Metallurgical Testing

Extensive metallurgical and process development testing has been performed both internally at the Company’s Process Testing Center (“PTC”) and externally with both vendors and contract commercial research organizations. The main objective was to develop a viable and robust process flowsheet to produce battery grade lithium chemicals.

Ore Collection for Metallurgical Testing

The ore samples used for metallurgical testing were collected from the proposed pit at the Thacker Pass deposit. Two sampling campaigns were conducted using an auger drill, one in August 2018 and another in October 2019, collecting approximately 80 t of sample in bulk bags per campaign. Bulk sample holes were selected to target both high and low lithium contents, different clay types, and the life of mine mineralogy of both clay types.

The holes were drilled with a 32-inch bucket auger bit. Once the bucket was full, the sample was transferred to a bulk bag and labeled. Every bulk bag holds roughly 1.5 to 2 ft of material depth in each hole; this is equivalent to approximately 0.9 t of material.

The samples spatially represent the mineralized deposit. The location of the sampling was selected to collect samples that are representative of the various types and styles of mineralization of the whole deposit, namely both the upper and lower depths. Half the selected hole locations were in undisturbed upper smectite horizons, and half the holes in uplifted faulted blocks that represent deeper illite clay horizons.

Annual Information Form 2022

Metallurgical Test Work – Beneficiation

Samples of both clay types, hard ash (intermittent layers in the clay deposit) and limestone from local sources were submitted for materials characterization testing by Hazen and FLSmidth, Inc. Specifically, Bond ball mill work index, Bond abrasion index, Bond impact work index (“CWi”), and unconfined compressive strength were measured.

The clay samples had very low work indices, and both are considered “soft” within the Hardness/Resistance to breakage ranges (CWi <10). The impact energy was also low. The hard ash and limestone samples are also considered as “soft” materials per the Bond impact work index values.

Results from this analysis were used to appropriately design and size the feeder breakers and mineral sizers to reduce run-of-mine (“ROM”) material down to the target size to feed downstream unit operations.

Lithium is highly concentrated in the clay fraction, while gangue material has minimal lithium value. This is confirmed by analysis of ore samples via Sensitive High Resolution Ion Microprobe, where lithium concentration is as high as 1.81 wt.% in the clay regions located in the boundaries of detrital grains.

Attrition scrubbing (a form of high intensity slurry mixing) has proven to be an effective technique to liberate lithium bearing clay from gangue material (detrital grains). The scrubber imparts enough energy to disperse clays to fine particles while leaving harder gangue minerals in the larger size fractions.

Attrition scrubbing tests at the Company’s PTC were done on illite, smectite, and mixtures thereof at various slurry densities and residence times. The discharge slurries were wet screened and assayed by size fraction to quantify mass and elemental distribution. Test results showed that optimum scrubbing conditions were achieved at 30% solids slurry density and 10 minutes residence time. At higher percent solids the slurry becomes too viscous for efficient scrubbing, and longer residence times result in overgrinding of coarse gangue. Depending on the clay blend, 88-96% of the lithium was located in particles smaller than 38 µm after scrubbing, while 66-79% of the total mass was in the same size fraction. This demonstrates that attrition scrubbing can be effective to separate lithium-containing clays from coarse gangue material.

In the process flow sheet, conventional cyclones will be utilized to achieve approximately 75 µm separation from the attrition scrubbing product. The cyclone overflow containing the major fraction of the minus 75 µm material will be directed to a thickener. The underflow from the cyclone, containing residual fines and coarse gangue will be processed through a hydraulic classifier. The hydraulic classifier overflow will be directed to the thickening stage and the underflow will be dewatered, then sent to a coarse gangue stockpile for use in mine reclamation.

Based on mine plan optimization to maximize recoverable lithium, the resultant blend to feed the plant averages 59% illite and ranges between 30 to 70%, with the remaining amount as smectite. At 75 µm approximately 4% of lithium and 28% of the total mass should report to the hydraulic classifier underflow stream as coarse gangue. The test data indicate that cross flow type separators provide an appropriate particle size separation technology. Industrial units for the flowsheet were based on material flows and a 75 µm target separation size.

Solid – Liquid Separation Circuit

Based on test data, a final product of approximately 55% solids (by weight) from the decanter centrifuge can be expected. The particle size distribution in the thickener underflow was in a 90-95% range passing 75 microns. This particle size distribution is finer than the target size of 80% passing 75 microns.

Annual Information Form 2022

Leaching and Neutralization

The concentrate product from the classification circuit is directed to the leach circuit. Lithium contained in clay rich leach feed is dissolved with sulfuric acid in agitated leach tanks. The Company has performed extensive leach testing on material collected from various locations throughout the deposit. Over 100 large leach batch tests were performed in 0.38 m3 tanks. Approximately 0.36 t of slurry were processed per batch. Different clay compositions and sulfuric acid doses were tested to determine the lithium leach extraction, kinetics, and sulfuric acid requirement to maximize lithium extraction. The lithium leach extraction data for all batches was selected by lithium grade (≥2,500 ppm) after removal of coarse gangue and design acid dose.

After slurry is leached, residual acid is neutralized to raise the pH to precipitate most of the aluminum and iron in solution. The Company plans to obtain limestone from nearby sources.

Large batch neutralization tests have also been performed using both CaCO3 and recycled magnesium precipitate (magnesium hydroxide/calcium sulfate solids), as currently designed in the flow sheet. In these tests, pulverized limestone was added to a target pH ~3.5, then a slurry containing magnesium precipitation solids was added to a target pH of ~7. This simulates the two-stage neutralization circuit. It has been confirmed over multiple batches that the magnesium solids are effective as a neutralization reagent and capable of bringing the final slurry pH to a target range of 6-7. Testing has confirmed that at the end of neutralization, aluminum and iron are almost completely removed.

Magnesium and Calcium Removal

Magnesium is removed in a primary stage of crystallizers designed to crystallize as much magnesium as possible in the form of hydrated magnesium sulfate (MgSO4*xH2O) salts where x varies with temperature. A critical aspect of magnesium sulfate crystallization is to avoid lithium losses to the salts, because at a threshold concentration of lithium and potassium in solution, lithium can form a double salt with potassium. Therefore, understanding the LiKSO4 phase boundary limit is essential to operate the magnesium crystallizers effectively. The Company, with the assistance of a research partner, has mapped this boundary using in-situ real time monitoring tools during crystallization of brine solutions generated at the PTC. The Company now has a custom phase diagram specific to Thacker Pass brines.

In addition to the fundamental studies in progress, continuous bench and pilot scale test work on neutralized brine solution produced by the Company has been performed. The objective of these scoping studies was to verify the maximum amount of magnesium that can be removed without lithium losses. At optimum conditions, crystallization was able to remove on average 79% of the incoming magnesium without lithium precipitation. This has been verified by other independent testing. Crystals were relatively large and easy to wash/dewater and remove via centrifugation.

The calcium removal step takes place in reactor clarifiers, where soda ash (Na2CO3) is added to form a solid calcium carbonate (CaCO3) precipitate. Test work was performed to determine soda ash dose and clarifier sizing (Westech, 2021a). The resultant solution had less than 20 mg/L of Ca remaining.

Lithium Carbonate Production

The brine feeding the lithium carbonate (Li2CO3) purification circuit primarily contains lithium, sodium, and potassium sulfate. The objective is to produce high quality battery grade lithium carbonate.

Annual Information Form 2022

The Li2CO3 purification circuit is comprised of three stages: primary Li2CO3 crystallization, bicarbonation, and secondary Li2CO3 crystallization. Each stage has been tested (Veolia, 2020). In the 1st stage, soda ash (Na2CO3) is added to the brine in stoichiometric excess to precipitate Li2CO3 and form crystals. The crystals collected in the first stage were analyzed to be 95.8 wt% Li2CO3. A target of ≥99.5 wt% for battery grade indicated that a second stage purification is necessary to remove impurities.

The Li2CO3 crystals collected from the first stage were re-slurried with water and then transferred to a reactor where carbon dioxide (CO2) gas was continuously metered at controlled temperature and pressure. This reaction converts Li2CO3 to highly soluble lithium bicarbonate (LiHCO3). Solid impurities were removed in a filtration step.

The filtered brine was then fed to a second stage reactor, where it was heated to thermally degas CO2 and precipitate Li2CO3. After separating and washing the crystals, a product with > 99.5 wt.% was obtained. The crystals were of sufficient size for efficient solids/liquid separation with little to no agglomerates present. The bicarbonate filtration step is critical to keep contaminants within battery product specification.

To further validate the process design, pilot Li2CO3 purification testing was performed by Aquatech International on brine generated from Thacker Pass clay. The test program was designed to simulate the commercial circuit and included all stages of purification and all primary recycle streams. They demonstrated the ability to produce lithium carbonate at both the purity (>99.5 wt%) and recovery (>96.0%) as defined in the basis of design. Other key design criteria, equilibrium concentrations, reagent consumptions, and power demand were also verified throughout the test campaign.

Beneficiation and Leaching Variability Study

The primary objective of the leach variability study was to confirm that materials from depth in the Thacker Pass deposit provide a similar metallurgical response to the beneficiation and leach processes. Composite samples representative of the first five years of production were procured for bench scale testing.

The beneficiation (attrition/scrubbing and classification) process was simulated in the laboratory to generate leach feed slurry from each composite representing various years of production. The coarse gangue removed (+75 microns) was quantified and lithium losses were evaluated. Representative test charges of leach feed (-75 microns) were generated and leached using standard leach parameters previously defined for the Thacker Pass Project. The results from this study were used to verify the leach extraction model accuracy.

Samples were collected to geospatially represent the first five years of mine life. Twenty-one composite samples were prepared at a 70/30 illite to smectite ratio to match the mine plan. The samples were then slurried at 40% solids, attrition scrubbed for 10 minutes, and wet screened at 75-micron to remove coarse gangue. The resulting minus 75-micron slurry was then adjusted to match the design leach feed slurry density (34% solids). Removal of coarse gangue resulted in upgrading of the leach feed. Leach feed slurry lithium concentration ranged from 4,246 ppm to 6,974 ppm and magnesium from 5.7% to 8.9%. Leach testing was performed in both open cycle and locked cycle to evaluate potential hindering of leaching efficiency by elevated concentrations of dissolved salts. To simulate the level of saturation in the leach process, salts were added to the leach feed (based on the Aspen material balance) prior to leaching. The level of saturation in the leach process did not appear to impact the level of lithium extraction obtained in the composite samples evaluated.

The data from the leach variability study was then added to the 37 pilot plant sample dataset used for the empirical correlation. Two samples from the original dataset were statistically identified as outliers owing to extremely high aluminum. The regression was then repeated and resulted in a more accurate model with only 1% less extraction when compared with the leach variability samples. The results from this study demonstrate that the lithium extraction is independent of depth in the deposit.

Annual Information Form 2022

Metallurgical Test Work Conclusions

Since 2017, the Company has performed extensive metallurgical and process development testing, both internally and externally. Based on results of this test work, the following was established:

•
Attrition/Scrubbing 10-minute retention time at 30-40% solids density is suitable for separating lithium bearing clay from coarse gangue. A two-stage circuit (mild + intense) was used for design purposes.
•
A separation size of 75 microns is suitable to minimize lithium losses reporting to rejected coarse gangue mineralization.
o
An estimated 8% lithium loss to coarse gangue is assumed.
o
Approximately 34% of ROM material mass is rejected as coarse gangue (average life of mine, based on ash content).
•
Two stages of solid - liquid separation (thickener and centrifuge decanter) are required to achieve desired solids density for generation of upgraded slurry for leaching. The classification circuit thickener underflow terminal density is estimated at 20-25%. The centrifuge paste solids density is estimated in a 55% range.
•
Sulfuric acid dosage required to achieve an acceptable level of leach extraction is estimated at 0.49 t of sulfuric acid per tonne of leach feed.
•
The actual dosage evaluated in the laboratory was 490 kg acid/tonne solids.
•
The expected lithium leach extraction is estimated to be in an 85 to 87% range over the life of mine. This level of leach extraction is supported by the bench scale metallurgical data developed in the variability study.
•
Limestone slurry and magnesium precipitation solids proved to be suitable for pH adjustment in the neutralization circuit.
•
A seven-stage counter current decantation (“CCD”) and filtration circuit was evaluated. The seven stage CCD coupled with pressure filtration step without cake washing stage provides an acceptable wash efficiency and will minimize lithium loss to the neutralized leached residue.
•
Magnesium sulfate (MgSO4) crystallization can effectively remove on average 79% of magnesium.
•
Lithium carbonate (Li2CO3) purification requires three stages to ensure that a battery quality LC will be produced.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The unpatented mining claims owned by the Company in the Montana Mountains are not part of the Thacker Pass Project.

Only HQ core samples subject to the Company’s QA/QC programs and assayed by ALS Reno, Nevada, were used to estimate the resource.

Annual Information Form 2022

366 drill holes were used in development of the resource block model. All drill holes used for the grade model except WLC-058 are essentially vertical (88.8 degrees to 90 degrees). Regular downhole gyro surveys were conducted to verify this. All mineralization thicknesses recorded are treated as true thicknesses.

All drill holes used for grade estimation were standard HQ core, drilled using standard techniques by Marcus & Marcus Exploration Inc., now known as Timberline Drilling Inc. Core is stored at a secure logging facility while being processed, then locked in CONEX containers or a warehouse after sampling was completed.

The statement of Mineral Resources for the Thacker Pass Project with an effective date of November 2, 2022 are presented in the table below. Mineral Resources are reported inclusive of Mineral Reserves.

Mineral Resources Estimate as of November 2, 2022
Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Measured	534.7	2,450	7.0
Indicated	922.5	1,850	9.1
Measured & Indicated	1,457.2	2,070	16.1
Inferred	297.2	1,870	3.0

Notes:

1.
The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Benson Chow, P.G., SME-RM.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are inclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.
4.
Mineral Resources are reported using an economic break-even cut-off using the following formula: “Operating Cost per Resource Tonne”/“Price per Recovered Tonne Lithium” * 10^6 = ppm Li Cut-off. “Operating Cost per Resource Tonne” = US$88.50, “Price per Recovered Tonne Lithium” is estimated: (“Lithium Carbonate Equivalent (LCE) Price” * 5.323 *(1 – “Royalties”) * “Recovery”. Variables are “LCE Price” = US$22,000/tonne Li2CO3, “Royalties” = 1.75% and “Recovery” = 73.5%.
5.
Presented at a cut-off grade of 1,047 ppm Li.
6.
A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.
7.
The conversion factor for lithium to LCE is 5.323.
8.
Applied density for the mineralization is 1.79 t/m3
9.
Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.
10.
Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cut-off grades and Mineral Resource estimates.

Annual Information Form 2022

Mineral Reserve Estimates

This section contains forward-looking information related to the Mineral Reserves estimates for the Thacker Pass Deposit. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, and final pit shell limits such as more detailed exploration drilling or final pit slope angle. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder. Reductions attributed to plant losses have not been included in the Mineral Reserve estimate.

The Mineral Reserve estimate relies on the resource block model prepared by the QP.

Pit Optimization

The EIS pit shell was developed on the Li2CO3 pricing of $5,400/t and cost values from the PFS report. The cost and pricing used are shown in the table below. The pit shell was developed using Vulcan’s Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

•
The west boundary was limited by the Thacker Pass Creek.
•
A limit line was set to keep the pit shell from breaking into the water shed.
•
The northern boundary was predominately limited by the Montana Mountains.
•
The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.

Pit Optimizer Parameters
Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95

Note:

-
Cost estimates and Lithium price are as of 2018

Mineral Reserves and Cut-off Grade

The estimate of Mineral Reserves is based on mining within an approved permitted pit shell developed in 2019 for the Environmental Impact Statement (“EIS”), a 40-year mine life with a total plant leach ore feed of 154.2 million dry tonnes and a cut-off grade of 1.533 kilograms of lithium recovered per run-of-mine tonne. The leach ore feed is the ROM dry tonnes less the ash tonnes.

The cut-off grade was estimated for each block in the model as discussed in the section below. The blocks were sorted based on the cut-off grade from high to low and then the leach ore tonnes were added together until the total leach ore feed tonnes were met. These blocks were labeled as mine_ore and were used in the mine scheduler.

Annual Information Form 2022

Waste

Waste consists of various types of material: basalt, alluvium and clay that does not meet the ore definition or the cut-off grade described above.

Stripping Ratio

The resulting stripping ratio of the designed pit is 1.51 tonnes of waste rock with ore loss and rehandle to 1 tonne of recovered ore, on a wet tonnage basis. The in-place stripping ratio is 1.34 tonnes in situ waste to 1 tonne of in situ ore.

Mineral Reserves Estimate as of November 2, 2022
Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1.
The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.
2.
Mineral Reserves have been converted from measured and indicated Mineral Resources within the feasibility study and have demonstrated economic viability.
3.
Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were addition inputs into the pit optimization.
4.
A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Technical Report, which is used to show economic viability of the Mineral Reserves.
5.
Applied density for the ore is 1.79 t/m3.
6.
Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.
7.
Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.
8.
The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

The Mineral Reserves estimate is based on current knowledge, engineering constraints and permit status. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cut-off grades and estimates of Mineral Reserves.

Mining Operations

The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Annual Information Form 2022

Pit Design

A highwall slope-stability study was completed by Barr Engineering Co. (“BARR”) in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass Project site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass Project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped in using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

Equipment selection was based on the annual quantities of material required to be mined. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes was selected. The excavators will be used to load two types of ore as well as the waste material.

Annual Information Form 2022

Drilling and Blasting

The reports titled “Factual Geotechnical Investigation Report for Mine Pit Area” (March 2018) completed by Worley Parsons and the “Prefeasibility Level Geotechnical Study Report” (May 2011) completed by AMEC were used to determine the ability to mine without blasting. The uniaxial compressive strength (“UCS”) test results in the AMEC data range from essentially 0 to 55.4 MPa. The UCS test results in the Worley Parsons data range from 0.61 to 21.82 MPa with an average of 7.7 MPa. The range of UCS results is within the cutting range of the excavator.

Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

Processing and Recovery Operations

The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

The Thacker Pass Project will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

The recovery process consists of the following primary circuits:

•
Beneficiation
o
Comminution
o
Attrition Scrubbing
o
Classification
o
Solid-Liquid Separation (Thickening and Dewatering)
•
Leaching
•
Neutralization
•
Counter Current Decantation and Filtration
•
Magnesium, Calcium and Boron Removal

Annual Information Form 2022

•
Lithium Carbonate (Li2CO3) production
o
1st Stage Lithium Carbonate Crystallization
o
Bicarbonation
o
2nd Stage Lithium Carbonate Crystallization
o
Sodium Sulfate and Potassium Sulfate Crystallization (ZLD)

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack (“CTFS”) as waste material for stacking.

The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the Zero Liquid Discharge (ZLD) crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by the Company’s process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry t/d of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for the Thacker Pass Project, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade Lithium Carbonate.

Annual Information Form 2022

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

The Thacker Pass Project is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately 2 miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter-clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and are stored in a warehouse on the west side which is collocated with the plant warehouse.

Annual Information Form 2022

Raw Material Logistics

Raw materials for the Thacker Pass Project are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass Project site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme
Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel

Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.

		>1
Other

Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.

		>6

Power Supply

Electrical power for the Thacker Pass Project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative (“HEC”) 115 kV transmission network. The Thacker Pass Project will generate a portion of the steady-state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for the Thacker Pass Project are Double Contact Double Absorption (DCDA) sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled

Annual Information Form 2022

maintenance. Acid production is a function of the plant’s nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gpm) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is planned to be installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40-year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)
Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)
Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0(6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25-year case separately. Mm3 = millions of cubic metres

Environmental Studies, Permitting, and Social or Community Impact

The Thacker Pass Project is located on public lands administered by the BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company’s submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the National Environmental Policy Act of 1969 (NEPA) to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final

Annual Information Form 2022

Environmental Impact Statement (“FEIS”), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the “NDEP-BMRR”). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

The Thacker Pass Project is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service the Thacker Pass Project. The following is a summary schedule for permitting, approvals and construction:

▪
Q3 2018 – Submitted Conceptual Mine Plan of Operations
▪
Q3 2019 – Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete
▪
Q1 2020 – BLM published NOI to prepare an EIS in the Federal Register
▪
Q1 2021 – Final EIS and Record of Decision issued by BLM
▪
Q1 2022 – Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit
▪
Q1 2023 – Initiate early-works construction
▪
Q3-Q4 2023 – Initiate Plant Construction
▪
Q1 2026 – Commissioning process plant, initiate mining,
▪
Q4 2026 – Steady state production

Community Engagement

The Company has developed a Community Engagement Plan, recognizing that the support of stakeholders is important to the success of the Thacker Pass Project. The Thacker Pass Project was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

In connection with the Company’s previously proposed Kings Valley Clay Mine Project (at Thacker Pass) and in coordination with the BLM, letters requesting consultation were sent to the Fort McDermitt Paiute and Shoshone Tribe and the Summit Lake Paiute Tribe on April 10, 2013. The BLM held consultation meetings with the Fort McDermitt Paiute and Shoshone Tribe on April 15, 2013 and the Summit Lake Paiute Tribe on April 20 and May 18, 2013.

As part of the Thacker Pass Project, the BLM Winnemucca District Office initiated the Native American Consultation process. Consultation regarding historic properties and locations of Native American Religious Concerns were conducted by the BLM via mail and personal correspondence in 2018 and 2019 pursuant

Annual Information Form 2022

to the NHPA and implementing regulations at 36 CFR 800 in compliance and accordance with the BLM-SHPO 2014 State Protocol Agreement. On July 29, 2020, the BLM Winnemucca District Office sent formal consultation letters to the Fort McDermitt Paiute and Shoshone Tribe, Pyramid Lake Paiute Tribe, Summit Lake Paiute Tribe, and Winnemucca Indian Colony. In late October 2020, letters were again sent by the BLM to several tribes asking for their assistance in identifying any cultural values, religious beliefs, sacred places and traditional places of Native American people which could be affected by BLM actions on public lands, and where feasible to seek opinions and agreement on measures to protect those tribal interests. As the lead federal agency, the BLM prepared the MOU for the Thacker Pass Project and continues to facilitate all ongoing Project-related consultation.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the Thacker Pass Projected mine life, the number of potential hourly and salaried positions, and the Thacker Pass Projected salary ranges, Project operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support the Thacker Pass Project, with the average annual salary estimated at $90,000. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance, and supplies.

The Fort McDermitt Tribe is located approximately 60 km (35 miles) by road from the Thacker Pass Project site. The Company and the Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development including a community center with a daycare, preschool, playground, cultural facility and communal greenhouse; training and employment opportunities; support for cultural education and preservation; and synergistic business and contracting opportunities.

For nearly two years, the Company has met regularly with the community of Orovada, which is approximately 20 km (12 miles) from the Thacker Pass Project site and is the closest community to the Thacker Pass Project. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with the Company. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and the Company have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada, the design and construction of which will be 100% funded by the Company. The community has agreed to a new location and the Company has worked with the BLM to secure the site for the Humboldt County School District. The Company has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

Annual Information Form 2022

Capital and Operating Costs

Capital Cost Estimate

The capital cost estimate for the Thacker Pass Project covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations. The cost estimates presented in this section pertain to three categories of capital costs:

▪
Phase 1 and Phase 2 Development capital costs
▪
Phase 1 and Phase 2 Sustaining capital costs
▪
Closure capital costs

Development capital costs include the engineering, procurement, and construction management (“EPCM”) estimate as well as the Company’s estimate for the Company’s scope costs. Sustaining capital costs for the Thacker Pass Project have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant, and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of the Thacker Pass TR to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / Project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

▪
Installation contractor’s mobilization, camp, bussing, meals, and temporary facilities & power
▪
EPCM
▪
Commissioning and Vendors
▪
Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner’s mobile equipment assets acquired prior to the start of operation.

Annual Information Form 2022

The table below shows the development capital cost estimate developed for the Thacker Pass Project.

Development Capital Cost Estimate Summary
Description	Ph1 Costs (US$ M)	Ph2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth/EDG
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Directs & Indirects)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite - Transload Facility
Costs (Directs & Indirects)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite - Transload Facility	78.1	30.6
Owner's Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner's Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the Life of Mine (“LOM”), as outlined in the table below.

Sustaining Capital Estimate Summary (40-Year LOM – Base Case)
Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3
Mobile Equipment
Equipment Capital	26.6	Owner
Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner
Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contract Mining Capital Repayment	48.8	Owner
* Phase 2 capital costs are not included in sustaining costs

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and

Annual Information Form 2022

supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM – Base Case)
Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	7,198	100%

The following items are excluded from the Operating Cost estimate:

▪
Cost escalation (due to quotes being refreshed in 2022)
▪
Currency fluctuations
▪
All costs incurred prior to commercial operations
▪
Corporate office costs
▪
First fills (included in Capital Expenditures),
▪
Closure and reclamation costs post operations (concurrent reclamation is included)
▪
Salvage value of equipment and infrastructure

Economic analysis

Based on Q2 – Q4 2022 pricing, the economic evaluation presents the after-tax net present value (“NPV”), payback period, and the after-tax internal rate of return (IRR) for the Thacker Pass Project based on annual cash flow projections.

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant’s available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by the Company.

Annual Information Form 2022

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 t/y of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 t/y of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t lithium carbonate.

Total Annual Production and Revenue (40 Year LOM – Base Case)
Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

Lithium Americas is contemplating multiple options for funding the construction and operation of the Thacker Pass Project. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the US Inflation Reduction Act for “Advanced Manufacturing Production” has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the OPEX. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to the Thacker Pass Project.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

Annual Information Form 2022

The current corporate income tax rate applicable to the Thacker Pass Project under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

The Thacker Pass Project is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass Project owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

Undiscounted Annual Cash Flow

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

Cumulative Discounted Cash Flow

Annual Information Form 2022

For the Base Case financial assumptions, the Thacker Pass Project financial performance is measured through Net Present value, Internal Rate of Return and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM – Base Case)
Production Scenario	Unit	Values
Operational Life	years	40
Mine and Process Plant Operational Life	years	40
Ore Reserve Life	years	40
Average annual EBITDA	$-M / y	1,093.5
After-tax Net Present Value (“NPV”) @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% and IRR
Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)
Economic Indicators after Taxes	Years 1-25 of 40-Year LOM	40-Year LoM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

Annual Information Form 2022

Exploration, Development, and Production

Key milestones of the proposed plan include the following:

•
Early Works Construction Start – Q1 2023
•
Notice to Proceed / Major Construction Start – Q3 2023
•
Mechanical Completion – Q3 2026
•
Production Ramp-Up – Q3 2027
•
Phase 2 Construction – Mobilize Q4 2026
•
Phase 2 Ramp up Complete – Q4 2030

The proposed execution plan for the Thacker Pass Project incorporates an integrated strategy for EPCM. The below table shows a tentative overview schedule.

Overview Schedule

Annual Information Form 2022

Pastos Grandes Project

The Pastos Grandes Project was acquired by the Company in connection with the Millennial Transaction. The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina.

Millennial Lithium’s properties on the Pastos Grandes Salar include nine mining leases. The first of these, Jorge Eduardo, Neptalí 2, El Milagro and Norte Argentino, were obtained in 2016 by Millennial Lithium from a local Salta entity known as the Moreno Group, through an option to purchase agreement which has been executed in full. Additionally, in 2016, Millennial Lithium obtained the Papadopoulos XXXII lease, when the previous owners dropped their claim and it was declared vacant by the mining court. This property was subsequently released for filing and was awarded to Millennial Lithium, as the winner of a drawing. In October 2017, Millennial Lithium acquired control of three additional leases, namely Taba PG, Papadopoulos LXXIV, and Aguamarca 15. Finally, in August 2017, in a tender held by the Province-owned resources and energy distribution company, Recursos Energeticos y Mineros Salta S.A. (REMSA), Millennial Lithium obtained the REMSA XIII lease, with the final contract being signed in December 2017. Considering all of these properties, the aerial extent of the leases held by Millennial Lithium, as of the date of the Pastos Grandes TR, is 8,664 ha.

Annual Information Form 2022

Historical Mineral Resource Estimate

Millennial Lithium prepared a mineral resource estimate on the Pastos Grandes Project in 2019, as set out in the Pastos Grandes TR. Based on its Phase III exploration activities, Millennial Lithium used Leapfrog software to create a geological and resource block model and calculate the Measured, Indicated and Inferred mineral resource estimates presented below, which are derived from the Pastos Grandes TR with an effective date of July 29, 2019. A description of assumptions, parameters and methods can be found in the Pastos Grandes TR.

Summary of Phase III Measured, Indicated and Inferred Lithium and Potassium Resources (Historical Resource Estimate)
Phase III Resource Category	In situ Li (tonnes)*	Li2CO3 Equivalent (tonnes)*	In situ K (tonnes)**	KCI Equivalent (tonnes)***
Measured	425,000	2,262,000	4,508,000	8,597,000
Indicated	349,000	1,858,000	3,537,000	6,745,000
M+I	774,000	4,120,000	8,045,000	15,342,000
Inferred	150,000	798,000	1,559,000	2,973,000

Notes:

Cut-off grade for brine used to calculate the resource was 300 milligrams per liter

*Tonnages are rounded to the nearest thousand

**Li Equivalency: each tonne of Li is equivalent to 5.3228 tonnes of Li2C03

***K Equivalency: each tonne of K is equivalent to 1.907 tonnes of KCI

The Company is not treating the mineral resource estimate as a current mineral resource estimate and a QP has not done sufficient work to classify this historical mineral resource estimate as a current mineral resource. While the mineral resource estimate was reported in accordance with CIM categories, the Company is unable to verify the relevance and reliability of the estimate at this time and is not in a position to determine what additional work will be required to verify the mineral resource estimate as a current mineral resource.

Historical Mineral Reserve Estimate

Millennial Lithium completed a feasibility study and declared a mineral reserve on the Pastos Grandes Project in 2019. In connection with this work, a numerical groundwater model was developed for Millennial Lithium by Montgomery & Associates to evaluate the potential to produce LCE for 40 years from a wellfield constructed with 30 simulated production wells within the properties of Millennial Lithium. The Reserve Estimate set out a Proven Mineral Reserve for the first 8 years of wellfield pumping (years 1-8) and a Probable Mineral Reserve for the remaining 32 years of extraction of wellfield pumping (years 9-40).

Annual Information Form 2022

The table below, derived from the Pastos Grandes TR which has an effective date of July 29, 2019, summarizes Millennial Lithium’s estimate of the total amount of lithium extracted from the aquifer after 40 years of simulated pumping, factoring in estimated processing efficiency and accounting for anticipated leakage and process losses of lithium. The Measured and Indicated Mineral Resources correspond to the total amount of Li-rich brine estimated to be available within the aquifer, while the Proven and Probable Reserves represent a portion of that Resource Estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the quantities given in the table below are not “in addition” to the Mineral Resource estimate provided previously, but instead represent a portion of the total Mineral Resource that can be extracted based on simulated production pumping of the future wellfield, factoring in the percent estimated processing efficiency.

Historical Estimate of Probable and Proven Lithium Reserves (Assuming Processing Losses)
Reserve Category	Production Period (years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 to 8	128,666,876	470	34,000	179,000
Probable	9 to 40	605,491,174	431	143,000	764,000
Total	40	734,158,050	439	177,000	943,000

Notes:

1.
The processing efficiency corresponds to 56% from the start through year 6 (Stage 1), and 55% from year 7 through year 40 (Stage 2)
2.
LCE is calculated using mass of LCE + 5.322785 multiplied by the mass of lithium metal
3.
The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals
4.
Lithium metal tonnage and LCE tonnage are rounded to the nearest thousand
5.
The average lithium concentration is weighted by per well simulated extraction rates
6.
Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods

The Company is not treating the mineral reserve estimate as a current mineral reserve estimate and a QP has not done sufficient work to classify this historical mineral reserve estimate as a current mineral reserve. While the mineral reserve estimate was reported in accordance with CIM categories, the Company is unable to verify the relevance and reliability of the estimate at this time and is not in position to determine what additional work will be required to verify the mineral reserve estimate as a current mineral reserve.

Development Planning

Pastos Grandes Development Plan

Millennial Lithium’s plan for the Pastos Grandes Project had been to produce lithium carbonate via production wells, solar evaporation ponds and a lithium carbonate processing plant at a planned production rate of up to 24,000 tpa of high purity lithium carbonate. Based on the plan, the Pastos Grandes Project would operate at two different production rates over its life. In the first stage (Stage 1), once production ramp up has been accomplished, output would be 21,000 tpa of high purity (Battery Grade) Li2CO3 (BG LC). Once additional evaporation ponds were placed in service, production would increase to 24,000 tpa BG LC (Stage 2).

Annual Information Form 2022

The Pastos Grandes Project is subject to: (i) a royalty equal to 1.5% of the gross operating revenues from production from the initial Pastos Grandes Project, payable to the original vendors of the project; and (ii) royalties to a maximum of 3% over net-back income, payable to the Salta Province.

Current Development Plan

The Company has established a technical team to review the mineral resource estimate, mineral reserve estimate and other technical data in respect of the Pastos Grandes Project, with a view to validating the prior work and further optimizing prospective operations. The Company has also started to investigate measures by which it can leverage the Company’s experience and learnings from development of the Caucharí-Olaroz Project, and is considering development and production opportunities on a holistic basis among its Argentina-based projects. The Company continues to advance the Pastos Grandes Project $30 million development plan, with completion of the plan and a resulting construction decision expected for Q4 2023.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Critical Minerals Regulatory Update

The lithium industry has become subject to increasing regulatory scrutiny during the past year, including in the United States and Canada. This reflects the critical role of lithium in the burgeoning transition to electric vehicles in the automotive industry, combined with issues concerning worldwide supply for lithium production. At the same time, broader geopolitical considerations involving Western countries such as the United States and Canada on the one hand, and China on the other are expected to continue to evolve. As a result, Western governments have become more active in developing policies concerning the lithium industry. These policies include initiatives to encourage the development of domestic supply, such as tax incentives and low-interest loans to domestic and other Western actors, as well as steps to discourage the involvement of actors from ‘non-aligned’ countries (referenced in critical minerals policy publications of such governments), and the expansion of regulatory oversight under laws and regulations related to foreign investment. These factors are of particular relevance to the Company, given its North American headquarters and operations as well as its involvement in critical minerals projects overseas. The Company believes that this increased government focus on the lithium industry aligns with the Company’s strategic objectives and will result in benefits to it, including the prospect of tax incentives and, potentially, financial support being made available for the development of the Thacker Pass Project. In this regard, the Company has developed strong working relationships with governmental authorities in the United States, Canada and elsewhere. In particular, the Company is in regular discussions with officials from the DOE and the Committee on Foreign Investment in the United States (CFIUS) in the United States as well as the Department of Natural Resources and the Department of Innovation, Science and Economic Development

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(ISED) in Canada. Such discussions relate to a wide variety of topics including, among other things, the Company’s acquisition of Millennial Lithium in 2022, the substantial investment in the Company by GM in connection with Tranche 1 that closed in February 2023 and the Company’s proposed acquisition of Arena scheduled to close in April 2023, and the regulatory processes associated with these transactions and investments. At present, there remains an ongoing review by the Government of Canada under Part IV.1 of the Investment Canada Act related to the Company’s acquisition of Millennial Lithium in 2022. The Company continues to work collaboratively with the government in connection with the review, and in accordance with the government’s December 2022 critical minerals strategy. It is possible that a similar review could also be undertaken in respect of the Company’s acquisition of Arena as the Minister responsible has the authority to initiate a review under the Investment Canada Act for all such transactions. At this time, the Company does not believe that any of the foregoing will result in a material adverse change to its business or operations. See “Description of the Business – Risk Factors – Risks Related to Resource Development – Regulatory Oversight”.

Critical Minerals Policy in Canada

On October 28, 2022, the Government of Canada issued a new critical minerals policy (the “Critical Minerals Policy”) under the Investment Canada Act regarding direct or indirect investments by foreign state-owned enterprises and foreign-influenced private investors involving Canadian businesses or entities operating in a critical minerals sector in Canada. Canada’s critical minerals list identifies 31 minerals and metals that the Government of Canada has determined are essential to Canada’s prosperity in emerging low-carbon and other technology sectors or that contribute to Canada’s national security as vital inputs to defence and high technology. The minerals on that list include lithium, copper, and molybdenum, among others. The Critical Minerals Policy is intended to preserve Canada’s access to critical minerals and to support the Canadian Government’s critical minerals strategy, which in turn is designed to position Canada as the global supplier of choice for critical minerals. For a further discussion as to how the Critical Minerals Policy and other governmental policies relating to critical minerals may affect the Company’s business, see “Description of the Business – Risk Factors – Risks Related to Resource Development – Regulatory Oversight” and “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the Arena Transaction”.

Critical Minerals Policy in the United States

On September 30, 2020, President Trump signed Executive Order 13953, “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals From Foreign Adversaries and Supporting the Domestic Mining and Processing Industries,” which set forth a policy of prioritizing the domestic production of critical minerals, including lithium. On February 24, 2021, President Biden signed Executive Order 14017, “America’s Supply Chain,” which reiterated the U.S. government’s prioritizing domestic production of critical minerals, including lithium. The U.S. government has taken a number of concrete steps to implement this policy, for example the US Inflation Reduction Act, passed by Congress on August 16, 2022, included provisions to increase the amount of funding available under the DOE ATVM Loan Program to subsidize costs of direct loans extended for advanced technology vehicles and their components, and extend tax credits for electric vehicles.

As the US Inflation Reduction Act requires a percentage of critical minerals used in the batteries (40% in 2024 and rising to 80% by the end of 2026) to be sourced either domestically or from U.S. trading partners, this may benefit the Company by increasing the availability of financing under the ATVM Loan Program to advance domestic production of lithium in the U.S. at projects such as the Thacker Pass Project, and in turn by increasing demand for domestic lithium production from Thacker Pass. For a further discussion as to how the U.S.’s critical minerals policy and other governmental policies relating to critical minerals may affect the Company’s business, see “Description of the Business – Risk Factors – Risks Related to Our Business and Securities”.

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Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The principal end-use product for the Company’s business is lithium-based chemicals, including in particular battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce battery grade products, which is refined to a higher concentration of lithium with fewer impurities than non-battery grade lithium products. At present, the market for lithium-based products is experiencing supply constraints, as electric vehicle adoption has increased and corresponding demand for lithium-based products for electric vehicle batteries has increased. This increased demand has not been accompanied by matching supply increases, as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. This has resulted in an overall rise in prices over the last 30 months. The increase in demand, as well as efforts by governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in exploration and development stage lithium companies and projects being advanced throughout the world.

Intangibles

The Company holds patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

Economic Dependence

The Company has committed to selling the bulk of its product offtake entitlement on the Caucharí-Olaroz Project to Ganfeng and Bangchak at market prices, pursuant to the offtake agreements with each of them. For further details, see “Caucharí-Olaroz Project – Recent Developments – Offtake Arrangements”.

The Company has also entered into the Offtake Agreement with GM pursuant to which the Company will supply GM with lithium carbonate production from Phase 1. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. For further details, see “Material Contracts – GM Transaction Purchase Agreement”.

The Company does not have any restrictions or requirements for the sale of products at any other development, including on its share of offtake entitlement in connection with any future expansion to the Caucharí-Olaroz Project.

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Foreign Operations

The Company’s property interests are all located outside of Canada, with the projects being in Argentina and the United States. The lithium business in which the Company operates is increasingly affected by political factors, including geopolitical tensions among major world powers and industrial policy promoting the development of domestic electric vehicle and battery production infrastructure. These factors are relevant to both Argentina and the United States. Further, the Company’s Caucharí-Olaroz Project and the Pastos Grandes Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. Please see “Description of the Business – Risk Factors” and “Description of the Business – Emerging Market Disclosure”.

In Argentina, the election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government took steps to regulate and protect the economy, increase certain taxes (e.g. export taxes and wealth taxes) and suspend previously announced tax reductions. The Fernandez administration has successfully re-negotiated the country’s external debt with a majority of private bondholders, and has re-negotiated debt arrangements with the International Monetary Fund (IMF). According to public source information, in March 2022, Argentina reached a staff-level agreement with the IMF, which was subsequently approved by Argentina’s National Congress, following which it was approved by the Board of the IMF. Under the agreement, Argentina was granted a 30-month extended fund facility arrangement, which will facilitate disbursements of US$44 billion to Argentina by the IMF to cover the maturities of the former government Stand-By Facility Agreement. As of December 2022, the aggregate disbursements to Argentina by the IMF under the 30-month extended fund facility arrangement total approximately US$23.5 billion. However, the economic outlook in Argentina remains challenging for 2023. The government continues to grapple with high levels of inflation, a high deficit and monetary commitments which are contributing to the worsening of inflationary conditions, and severe drought conditions impacting the country’s agricultural and livestock sectors in many regions. Agriculture and livestock are leading industries in Argentina, along with natural resources and manufacturing. Similar to many countries, the Argentine government has implemented measures attempting to lower the rate of inflation, but these have been largely unsuccessful to date. National elections are scheduled to be held in October 2023 and the Peronist alliance will likely face strong opposition from other political parties and groups.

In addition, the government of Argentina has enacted a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that the proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentine Central Bank; and a request to restructure immediate payments on debt from foreign lenders. There is also a possibility that the Argentine government could expand its existing controls or introduce new regulations. Historically, such capital controls and foreign exchange regulations have had far-reaching implications for Argentina, including limiting imports into the country and restricting access to foreign currency required to service foreign debt obligations. To date, President Fernandez has been an active political supporter of mining activities. In 2020, the Central Bank announced the issuance of dollar-linked peso denominated promissory notes to assist mining companies to hedge potential peso devaluations against the US dollar.

Employees

As at December 31, 2022, the Company had 70 full-time employees and 13 part-time employees and/or consultants working at various locations in North America and 54 full-time employees in Argentina. As at December 31, 2022, Minera Exar had approximately 679 full-time employees at the Caucharí-Olaroz Project in Argentina.

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Changes to Contracts

As the Caucharí-Olaroz Project nears production, Minera Exar and the Company will be working to settle several agreements related to the operation and sale of mineral production. This includes finalization of outstanding matters in respect of the purchase and sale of lithium offtake to which the Company is entitled from the Caucharí-Olaroz Project. It also includes significant engagements for operations and inputs required in the course of production operations. Similarly, as construction activities have commenced at the Thacker Pass Project, the Company will be working to settle agreements related to the construction of the project. The terms of these contracts will have important financial implications for the operation of the Caucharí-Olaroz Project, the construction of the Thacker Pass Project and the Company itself.

Environmental Protection

The Company’s operations are subject to various laws and governmental regulations concerning environmental protection. The Company holds permits to construct and operate the Caucharí-Olaroz Project at a production rate of 40,000 tpa of battery-quality lithium carbonate. The Company has also secured all environmental permits required to start the development of the Thacker Pass Project under its currently contemplated development plan. The State environmental permits secure authorization for the initial phase of mining and processing activities; in some cases, the Company would seek future authorizations to complete the full mine plan. This would include updating the Air Permit for Phase 2 Plant operations, updating the Water Pollution Control Permit for mining below the water table and authorizing the use of water for dust suppression on the Kings River Basin side of the project for a portion of the mine and waste rock storage. The administrative process for issuance of the federal permit was challenged by third parties and on February 6, 2023, the Federal District Court rejected arguments by such third parties, ultimately ruling to decline to vacate the ROD for the Thacker Pass Project. For further information, see “Thacker Pass Project – Regulatory and Permitting Update”. Environmental protection measures are included in development planning, and the costs of such measures are reflected in applicable capital cost, operating cost and financial performance estimates for the Company’s projects.

On February 27, 2023, the Province of Jujuy in Argentina published Decree No. 7751 (“Decree 7751”), which was issued following a public consultation process with industry participants. The main purpose of Decree 7751 is to regulate the existing Provincial Law No. 5033 (General Environmental Law) and to establish the environmental assessment and management requirements and procedures applicable to mining activities in the jurisdiction. Prior to the publication of Decree 7751, the regulation of such requirements and procedures was governed exclusively by Decree No. 5772, which moving forward will only be applicable to procedures already initiated prior to the publication of Decree 7751. Decree 7751 is intended to modernize, and in some respects streamline and simplify the process for updating environmental impact reports and receiving regulatory approvals for updated environmental impact reports, while in other respects adding certain additional processes and requirements.

ESG Policies

The Company aims to minimize the impact of its operations on local communities and the environment. At the Caucharí-Olaroz Project, the Social Responsibility Plan was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. Minera Exar has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Caucharí-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. The Company is also committed to developing the Thacker Pass Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

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In September 2021, the Company was approved as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means that the Company commits to having its projects audited against the new draft IRMA Ready Standard for exploration and development within 12 months of the standard coming into effect. In January 2022, the Company started working with IRMA to pilot the new IRMA-Ready Standard for Responsible Mineral Exploration and Development.

In Q2 2022, the seven local communities in the vicinity of the Caucharí-Olaroz Project approved increasing the scope of the project to accommodate the proposed Stage 2 expansion of the project. In connection with this community approval process, Minera Exar undertook a community engagement and consultation process that included the preparation and delivery of a new environmental impact report to the effected communities, certain other interested parties and to the appropriate regulatory authorities, the holding of consultation meetings with the effected communities, the preparation of general information packages with respect to the proposed Stage 2 expansion, and other community engagement and consultation measures.

In July 2022, the Company published a 2021 ESG-S Report themed Enabling Transition, reaffirming the Company’s commitment to responsible development and production, as well as highlighting the Company’s ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021). The full report is available at www.lithiumamericas.com/esg. The scope of the ESG-S Report includes the activities and interests of the Company and the wholly-owned Thacker Pass Project. The Caucharí-Olaroz Project is not included in the scope of this report, however, contextual information is shared on its construction stage.

In October 2022, a community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone Tribe in connection with the Thacker Pass Project. The community benefits agreement will provide infrastructure development, training and employment opportunities, support for cultural education and preservation, and synergistic business and contracting opportunities.

Caucharí-Olaroz

Environmental Responsibility

Minera Exar is focused on developing the Caucharí-Olaroz Project to be an environmentally responsible lithium project. The process’ principal source of energy is designed to be solar evaporation to minimize the carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Caucharí-Olaroz Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic and Social Benefits

The Cauchari TR highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments of Argentina. The Caucharí-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Caucharí-Olaroz Project continues to grow.

Economic benefits of expanded Caucharí-Olaroz Project include (based on 40,000 tpa Cauchari TR and US$12,000/t Li2CO3 long-term):

▪
Increase in federal and provincial taxes – total of US$4.2 billion for life of mine (or US$114 million per year)
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Increase in royalty and mining duty payments

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Increase in employment taxes
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Extending the current employment opportunities with over 900 Minera Exar employees and contractors during construction
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Extending the relationships with the local communities with at least a 40-year project life

Safety

Minera Exar’s total recordable injury frequency rate (TRIFR) decreased to 1.72 as of December 31, 2022 from a rate of 1.86 as of December 31, 2021. In October 2022, Minera Exar’s internal project team achieved over 8 million total work hours without a lost time injury (excluding external contractors).

In 2022, SafeStart, a behavioral based program focused on safety awareness and skills development, was rolled out to strengthen the safety culture at the Caucharí-Olaroz Project. The program was also launched at the Company and Lithium Nevada.

There were no recordable injury incidents for the Company, including Lithium Nevada, in 2022.

Thacker Pass

The Company is targeting low carbon operations and in January 2022, the Company stepped forward to help IRMA pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development at the Thacker Pass Project. The Company is currently undertaking a gap analysis, to address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready framework.

Environmental Stewardship

Through innovative design, the Thacker Pass Project is being developed to incorporate sustainability in the extraction and processing of critical minerals required for a low-carbon economy.

The proposed mining and metallurgical process for the Thacker Pass Project is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the ore, which requires low energy to extract, beneficiate and process, and; 2) capture of waste heat from the exothermic process to generate carbon-free electricity and steam. Carbon-free steam is expected to be used in the plant, and no natural gas or other fuel is required to make steam. Furthermore, solar power generation and electric vehicles are also being evaluated to further reduce carbon emissions beyond Scope 1.

Many years of environmental data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption; Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots.

In 2018, the Company made the decision to move the Thacker Pass Project south of the Montana Mountains in order to avoid potential disturbance in sensitive ecological areas located within the mountains. The Company collected baseline environmental data over an eight-year period and provided a full set of baseline reports to the BLM. The ROD determined that the mitigation measures, environmental protection measures, conditions of approval, and monitoring plans specified as part of the ROD will minimize environmental impacts identified in the final EIS. The monitoring requirements specified in the ROD and Plan of Operations will assist the BLM and others to identify, avoid, or mitigate, if necessary, and address unforeseen environmental impacts that may occur. As concluded by the ROD, the environmental protection

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measures will provide environmental protection during and after implementation of the project. The mitigation plans and stipulations are wide-ranging and address, among other things, water resources, wildlife, cultural resources, air quality and fire precautions.

Community Engagement

The Company engaged with local stakeholders throughout the project definition and design process in a transparent consultation process. Several open houses have been held since 2017. In October 2022, a community benefits agreement was entered into with the local Fort McDermitt Paiute and Shoshone Tribe. The agreement provides the Tribe with rights to engage with the Company on the Thacker Pass Project and be informed of project developments, and provides for infrastructure investments in the community.

Through engagement with the community, the Company continues to participate in the Negotiating Work Group (“Work Group”) along with selected members of the Thacker Pass Concerned Citizens Group. The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of the Thacker Pass Project. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members. The Work Group continues to meet as the project enters the construction phase, and the Company is committed to quickly resolving community issues and building long-lasting and healthy relations.

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by the Company and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continued in 2022 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Biodiversity

The Company is committed to protecting biodiversity in the areas where the Company operates. For the Thacker Pass Project, mitigation measures have been implemented for sage-grouse habitat protection in coordination with the State of Nevada and the BLM. The Company has received approval from the State of Nevada’s Sagebrush Ecosystem Program, which has quantified the Greater Sage-grouse habitat function and authorized a program for compliance by the Company. Two agreements are in place for the acquisition of the majority of the required sage grouse habitat mitigation credits, with a plan under development to acquire the remaining credits prior to construction.

Socioeconomic and Environmental Study with UNR

The Company has a long-standing relationship with the University of Nevada in Reno (UNR), originally partnering with their Department of Agriculture, Veterinary and Rangeland Sciences to establish the Great Basin Sagebrush Restoration Fund in 2017. In mid-2021, the Company formalized a relationship with the Department of Mining and Metallurgical Engineering at UNR’s Mackay School of Earth Sciences and Engineering to assess the socioeconomic and environmental footprint for the Thacker Pass Project. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include the development of a life cycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analysis of socioeconomic impacts from activity at the Thacker Pass Project with other lithium production facilities around the world.

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Emerging Market Disclosure

The Caucharí-Olaroz Project and Pastos Grandes Project are located in Argentina, an emerging market, and the Company’s interest in the projects are held indirectly through subsidiaries which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself, Minera Exar and Proyecto Pastos Grandes that includes internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management. The Company’s Board has oversight over the internal controls of Proyecto Pastos Grandes as a wholly-owned subsidiary of the Company.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board have experience running business operations in emerging markets, including Argentina. Fabiana Chubbs, a director of the Company, is an Argentine national and has business operations experience in Argentina. Franco Mignacco, a director of the Company and the President of Minera Exar, is also an Argentine national and has substantial business operating experience in the Province of Jujuy where the Caucharí-Olaroz Project is located. Ignacio Celorrio, the President, Latin America of the Company, is an Argentine national and has substantial legal and operational experience in Argentina, and strong institutional relationships.

In addition, directors and senior officers of the Company regularly visit the Company's operations and properties in Argentina. While these visits were temporarily halted due to COVID-19 related travel restrictions in 2020, they resumed in late 2021 for senior managers of the Company. During these visits, they interact with local employees and consultants, government officials and businesspersons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. Directors generally visit the Caucharí-Olaroz Project at least once every two years. Visits by directors resumed in 2022.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina. The Company also receives, on a regular basis, legal and communicational support from third party providers who have relevant expertise on said areas and are fully prepared to ascertain the legal and political reality of the jurisdiction where the Caucharí-Olaroz Project and the Pastos Grandes Project are located.

Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco and Celorrio are native Spanish speakers and are proficient in English. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

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The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents related to the Company's operations that are provided to the Board are in English. Material documents related to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and its co-owned interest in Minera Exar. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a) The Company’s Control Over Subsidiaries and Co-ownership of Caucharí-Olaroz Project. The Company’s corporate structure has been designed to ensure that the Company has processes and procedures for direct oversight over the operations of its subsidiaries and Investments in Argentina. The Caucharí-Olaroz Project is governed by the Amended Shareholders Agreement (please see “Material Contracts – Amended Shareholders Agreement”) which provides for, among other things: (i) the formation of the Minera Exar Shareholders Committee comprised of two representatives of the Company and three representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar, being one representative of the Company, two representatives of Ganfeng and one representative of JEMSE; (iii) the composition of the board of directors of Exar Capital being one representative of the Company, two representatives of Ganfeng and three independent directors; (iv) the review and approval by the Minera Exar Shareholders Committee of programs and budgets; and (v) the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project. In connection with the 2020 Cauchari Transaction, the Company entered into the Amended Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Caucharí-Olaroz Project. For further information, please see “Material Contracts – Amended Shareholders Agreement”.

The operations of Minera Exar are overseen by the Minera Exar Shareholders Committee, which meets regularly to make decisions related to project development. The Company works closely and is in constant communication with Minera Exar’s management, including Minera Exar’s CFO. Under the Company’s oversight, in July 2017, Minera Exar implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. The Company reviews Minera Exar’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Minera Exar’s financial statements by Minera Exar’s independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit Committee and Risk. Minera Exar engages an independent internal controls consultant who performs the assessment and testing of its internal controls on an annual basis.

(b) Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval in accordance with established authorization procedures. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorized signatories. Cash calls, equity contributions and loans to

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subsidiaries and Minera Exar are provided within the approved budgets and require the necessary authorizations from the Company’s officers to be processed.

(c) Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures, related party and other transactions and matters that are material to the Company including those of its material subsidiaries and co-ownership interest in Minera Exar.

(d) ICFR. The Company prepares its consolidated annual financial statements in accordance with IFRS, and prepares its consolidated interim financial statements in accordance with IFRS as applicable to the preparation of such interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The Company implemented, documented and established a team internally to test and report to management on internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the applicable requirements of IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

(e) Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the communication, preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina.

(f) Risk Matrix. The Company maintains a risk matrix allowing its management to track various material risks concerning its business and operations, and those of its wholly owned subsidiaries and co-ownership interest in Minera Exar. The risk matrix assists with identifying negative trends for the identified material risk factors, to allow the Company to take proactive risk mitigation measures as needed.

(g) CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization to provide reasonable assurance regarding the reliability of its financial reporting in accordance with IFRS. In addition, the Company has designed disclosure controls and procedures to provide reasonable assurance that information that may constitute material information is communicated to the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries that disclose material information. This disclosure is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

(h) External Audit. As a result of the Company’s market capitalization, the Company is a “large accelerated filer” and the Company engaged its independent auditors to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2022, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.

Fund Transfers between the Company and the Company’s Subsidiaries and Associates

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire

Annual Information Form 2022

transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and Minera Exar; advances in the form of intercompany loans or equity contributions to subsidiaries and Minera Exar; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and investees. Capital structure and funding arrangements are established between the Company and the subsidiaries and investees, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

From time to time, Minera Exar uses the funds received by way of wire transfer in a bank account outside Argentina to acquire marketable securities outside Argentina, transfer such securities into Argentina, and then sell the securities in Argentina in exchange for local currency, thus accessing a higher implicit exchange rate than the exchange rate that would be applicable to wire transfers directly into a bank account opened with an Argentine bank. As the process to acquire, transfer and ultimately sell the marketable securities may occur over several days, including a mandatory holding period required by Argentine regulations, some fluctuations are expected.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. Additional training is provided as needed to new staff who will be working closely with the counterparts in Argentina.

Transactions with Related Parties

In addition to the co-ownership arrangement in the Caucharí-Olaroz Project with Ganfeng, the Company has one substantive related party relationship in respect of its co-ownership interest in Minera Exar. This is the Los Boros Option Agreement that Minera Exar entered into with a counterparty that is a company in which Franco Mignacco holds a material interest. Mr. Mignacco is a director of the Company, as well as the President of Minera Exar. The current business arrangements concerning the Los Boros Option Agreement were negotiated in 2016 by the Company and SQM on an arm’s length basis with the agreement counterparty. For further information please see “Description of the Business – The Caucharí-Olaroz Project – Property Description, Location and Access” and “Interest of Management and Others in Material Transactions”. Minera Exar has also retained Magna Construcciones S.R.L., a company in which Franco Mignacco holds an interest, as well as a consortium of companies in which Magna Construcciones S.R.L. owns a 49% interest, to conduct certain construction and operations-related services for the Caucharí-Olaroz Project. Magna Construcciones SRL in joint venture with Excon Construcciones Ltda, has also been contracted to harvest the salt content to be deposited in the ponds under a five-year contract for a total amount of approximately US$68 million, excluding value added tax. Selection of the provider resulted from a lengthy tender process where Magna Construcciones SRL and Excon Construcciones SRL were selected based on an objective evaluation of the bid criteria for each of the bidders, including pricing, along with prior salt harvesting experience at a similar scale as that required for the project, the efficacy of each bidder’s workplan proposal, and past performance in delivering services for the project. All material transactions and contracts with related parties are reviewed and approved by the Audit Committee and Risk of the Company.

Annual Information Form 2022

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have full access to these records.

Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this AIF before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

Risks Related to Resource Development

Caucharí-Olaroz Project Commercial Production Risk

The Company and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement, engineering and commissioning at the Caucharí-Olaroz Project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. Most, if not all, projects of this kind suffer delays during these periods due to numerous factors, including late delivery of supplies and equipment and other supply chain interruptions, skilled labour shortages, adverse weather conditions, equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, scheduling delays, and delays in obtaining the required permits or approvals. Many of these risks are described in further detail in other risk factors in this AIF. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Caucharí-Olaroz Project will commence commercial production on schedule, or at all, that operating and sustaining costs will be consistent with the budget, or that Minera Exar’s activities will result in profitable mining operations. If the Company is unable to develop the Caucharí-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Further, the Caucharí-Olaroz Project is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, a reduction in revenues is expected as the pricing for non-battery grade lithium is generally lower as compared to battery-grade products.

Annual Information Form 2022

Caucharí-Olaroz Construction Risk

Construction at the Caucharí-Olaroz Project continues to progress towards production with construction nearing completion. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability of labour, supplies and equipment, the performance of suppliers and contractors, changes to designs or construction plans, weather conditions, any workforce accommodations, shipping delays, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this AIF. Minera Exar has experienced delays in the scheduled construction completion date of the Caucharí-Olaroz Project and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns and inflation. Minera Exar has increased the capital expenditure estimate for construction of the Caucharí-Olaroz Project and there is a risk of future increases as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Caucharí-Olaroz Project and the Company. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that construction will continue in accordance with current expectations or that construction costs will be consistent with the budget, nor can there be any assurance that the commencement of operations at the Caucharí-Olaroz Project take place in accordance with current expectations, or that the Caucharí-Olaroz Project will operate as planned.

Caucharí-Olaroz Operations Risk

The Caucharí-Olaroz Project is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. The mineral resource and mineral reserve estimates are based on limited data based on wide-spaced drilling that may not be representative of the deposit locally or in total. Lithium brine reservoirs are dynamic systems that may behave differently from what was modeled. Natural seasonal variation in climatic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historical data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful first-start, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations. The risks associated with utilities and processing methods could result in loss of operating volume. The initial start up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

Thacker Pass Project Development Risk

The Company’s business strategy depends in substantial part on developing the Thacker Pass Project into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

The Company has completed a feasibility study for an 80,000 tpa lithium carbonate production operation to be developed at the Thacker Pass Project, with initial production capacity of 40,000 tpa in Phase 1 and

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increasing to 80,000 tpa in Phase 2. On February 6, 2023, the Company received a favorable ruling from the Federal District Court in respect of the appeal of the issuance of the ROD for the Thacker Pass Project. The Federal District Court declined to vacate the ROD for the Thacker Pass Project, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline of the Thacker Pass Project. This ruling is currently under appeal at the U.S. Court of Appeals for the Ninth Circuit. In addition, subsequent to this ruling, three tribes filed a new lawsuit in Federal Court alleging certain procedural deficiencies by the BLM in its issuance of the ROD. See “Description of the Business – Thacker Pass Project – Recent Developments – Regulatory and Permitting Update” for further details.

The Company continues to advance construction activities for the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline installation and associated infrastructure development. This follows on from the completion of pre-construction activities including selection of an EPCM firm to execute the development and construction plan for the project, and the progress made to advance the Company’s loan application with the DOE under the ATVM Loan Program.

Even though the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this AIF. Accordingly, there can be no assurance that the Company will complete development of the Thacker Pass Project as currently contemplated, or at all. If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Risks Relating to the U.S. DOE ATVM Loan Program

The DOE’s invitation to enter into confirmatory due diligence and term sheet negotiations is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of any term sheet will be consistent with the terms proposed by the applicant. The outcome of the Company’s application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program is wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed, and there can be no assurances as to the outcome of such due diligence review, whether the DOE will determine to proceed and as to the terms and conditions of any term sheet that may be offered, if any.

Product Price Risk

The ability to generate profitable operations on the Caucharí-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates, and other geopolitical and global economic factors. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks

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for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its share price and the potential value of its properties.

Production Estimates

This AIF and the Company’s technical reports contain estimates relating to future production and future production costs for the Caucharí-Olaroz Project and the Thacker Pass Project. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Pandemic Risks, the Russian War in Ukraine, Inflation and Other Risks

The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on the Company’s operations, business and financial condition.

The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have and continue to be extensive and far-reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time. The current global uncertainty with respect to COVID-19, the rapidly evolving nature of the pandemic, including the occurrence of new variants, and local and international developments related thereto and its effect on the broader global economy and capital markets may have a negative effect on the Company and the advancement of the Thacker Pass Project and Caucharí-Olaroz Project. The precise impact of further COVID-19 outbreak or the emergence of new diseases on the Company remains uncertain. The rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which had direct impacts on businesses in Canada, the United States, Argentina and globally, and could again result in travel bans, work delays, difficulties for contractors and employees to work at site, and diversion of management attention all of which in turn could have a negative impact on the completion of the Caucharí-Olaroz Project and the development of the Thacker Pass Project, the Caucharí-Olaroz Project, as well as the Company’s prospects generally. Although many of these impacts appear to be lessening in most jurisdictions, there continues to be significant ongoing uncertainty surrounding the long-term ramifications of COVID-19 for the global and national economies and the extent and duration of the impacts that it, or governmental responses to it, may have on the advancement of the Company’s mining projects, suppliers and employees, and on global supply chains and financial markets. This may have a material adverse effect on the Company’s operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia's war in Ukraine and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on our operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of

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lithium-based products, the completion of the Caucharí-Olaroz Project and the development of the Thacker Pass Project, the terms and availability of financing, supply chain constraints and cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Capital and Operating Cost Estimates

Our expected operating costs for the Caucharí-Olaroz Project, and our expected capital and operating costs for the Thacker Pass Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Company’s technical reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Company estimates sustaining capital for the Caucharí-Olaroz Project of US$270.5 million, but any of the following events, among other events and uncertainties, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and volume of ore to be mined and processed; (ii) inaccurate or incomplete data on which engineering and processing assumptions are made; (iii) delay in wellfield development schedules; (iv) the accuracy of equipment cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, costs of contractors, permitting and restrictions on production quotas on exportation of minerals); and (vii) macro-economic factors including (but not limited to) foreign exchange rates and inflation. The Thacker Pass TR estimated life of mine project capital costs for the Thacker Pass Project of US$5,505.8 million, but any of following events, among the other events and uncertainties described therein, could affect the ultimate accuracy of such estimates: uncertainties in the interpreted geological data based on wide-spaced drill holes not being representative of the mineral deposit locally, in particular, unrecognized faults or basaltic units that could require changes to the mine plan or increased mine dilution or mine losses; unrecognized geotechnical conditions that could require flattening of the pit slope increasing the strip ratio and mining costs, and area required for waste rock storage; unanticipated changes to the process flowsheet; and adverse weather conditions that could reduce mine equipment performance and require waste management storage areas to be redesigned.

Acquisitions, Integration and Dispositions Risks

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the recent acquisition of Millennial Lithium and the proposed acquisition of Arena. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant.

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The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Permitting Risks

Although the Company has obtained all key permits for the Thacker Pass Project and the Caucharí-Olaroz Project for an initial stage of development of those projects, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Caucharí-Olaroz Project and Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

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Novel Deposit Risk

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not previously been demonstrated at commercial scale. To mitigate this risk, the Company developed the LiTDC, a new integrated process testing facility in Reno, Nevada to test the process chemistry. The LiTDC continues to operate based on the Thacker Pass Project flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR, which could have a material adverse effect on the development of the Thacker Pass Project.

Geopolitical Factors and Activist Political Involvement

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada, its projects located in Argentina and the United States, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its partner for the Caucharí-Olaroz Project and a significant shareholder of the Company, based in China. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Caucharí-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Further, in recent years there has been a substantial increase in political tensions among many jurisdictions, including between the United States and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation and predominant connection to Canada and the US through its stock exchange listings, shareholder base and board composition, while at the same time having a historical connection with Chinese-based Ganfeng as a large shareholder, financier, and partner. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the US, including the prospect of tax incentives and, potentially, financial support being made available for the development of the Thacker Pass Project. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western

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parties in its business. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, but does expect that over time it will result in some internal changes within the Company and constrain its ability to undertake business opportunities with actors from non-Western countries.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly-owned Thacker Pass Project that is in the development planning and initial construction stage, and the co-owned Caucharí-Olaroz Project, which is nearing construction completion and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. The Company will also prepare a development plan for the Pastos Grandes Project in Argentina. Work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Co-Ownership Risks

The Company holds a 44.8% interest in the Caucharí-Olaroz Project, which it co-owns with Ganfeng who holds a 46.7% interest, with JEMSE holding an 8.5% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Caucharí-Olaroz Project, Minera Exar, the operating company for the Caucharí-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Cauchari Transaction, the Company holds a minority interest in the Caucharí-Olaroz Project relative to Ganfeng. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company. In addition, the JEMSE acquired an 8.5% interest in the project pursuant to the JEMSE Option Agreement in April 2021, which increased the potential risks relating to the co-ownership arrangement on the Caucharí-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Caucharí-Olaroz Project and the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the

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market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Emerging Market Risks

The Company’s 44.8% interest in Minera Exar and its Pastos Grandes Project expose it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 44.8% interest in Minera Exar and its Pastos Grandes Project expose it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentine regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Such risks are more acute with the election of President Alberto Fernandez in 2019. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the

Annual Information Form 2022

Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing construction of its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that it will achieve its commercial mine production schedule or targeted production, or that its activities will result in profitable mining operations at its mineral properties.

Annual Information Form 2022

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs due to the ongoing global COVID-19 pandemic and other international events, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at the Caucharí-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities. Similarly for the Thacker Pass Project, ore grade or type (i.e. smectite vs. illite) may be lower quality than expected, which may result in actual production levels being lower than nameplate capacity.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Caucharí-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation

Annual Information Form 2022

of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentine provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where the Caucharí-Olaroz Project is situated, and of Salta Province, where the Pastos Grandes Project is located, are supportive of the exploration and mining industry generally, and the Caucharí-Olaroz Project and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Minera Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Minera Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Regulatory Oversight

The Company is experiencing heightened incidences of government-related regulatory oversight in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and North American ownership and commercial arrangements. Regulatory oversight to which the Company is or may in the future become subject, including in connection with matters related to government policy toward the critical minerals sector, may result in, among other things, the need for the Company to obtain any required regulatory approvals, as well as the imposition of orders, restrictions, conditions or sanctions on the Company that disrupt the conduct of its current or proposed future business and operations, such as the required divestiture of assets, limitations on business operations, limitation on business and other commercial relationships with third parties and other measures. Many of these matters are outside the control of the Company and there can be no certainty that any required regulatory approvals will be received or as to the nature and extent of any orders, restrictions, conditions or sanctions that may be imposed on the Company and the effect such orders, restrictions, conditions or sanctions may have on the business, operations, assets, business relationships and other commercial relationships, financial condition and prospects of the Company.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass Project in connection with its former organoclay business, which had an environmental impact on the property. To the extent reclamation has not been completed to date, the disturbed areas from that project will be subsumed by the Thacker Pass Project and be addressed by the approved financial reclamation bond for the Thacker Pass Project.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental

Annual Information Form 2022

assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Caucharí-Olaroz Project and the Thacker Pass Project, or increase the risk of environmental liability associated with project operations. This in turn could have a material adverse effect on the Company’s business and operations.

Tailings Management Risks

Tailings are generally a potential environmental risk for mineral development and operating mining companies. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the Company’s properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Caucharí-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects.

At the Caucharí-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Caucharí-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws govern the Company’s ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form the Thacker Pass

Annual Information Form 2022

Project. These claims are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

On February 6, 2023, the Company received a favorable ruling from the Federal District Court which declined to vacate the ROD for the Thacker Pass Project. The ruling results in there being no impediment to commencing construction. The Federal District Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. The remand issued by the Federal District Court to the BLM is to determine whether Company possesses adequate mining-claim rights to the lands over the area in which the waste storage and tailings are expected to be located, based on an appellate decision that was issued after the BLM issued its ROD for the Thacker Pass Project. The Company is working closely with the BLM and expects that the required follow-up will be addressed and completed, however the Company cannot guarantee that this matter will be addressed in a timely and cost effective manner.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina and during the global COVID-19 pandemic.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

Annual Information Form 2022

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this AIF are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this AIF are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher confidence category.

Project Opposition Risks

The Caucharí-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lack of Water Management Regulations for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Caucharí-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

Annual Information Form 2022

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Water management regulations are in place in Nevada where the Thacker Pass Project is located. As such, the Company must obtain sufficient water rights and transfer those rights such that they may be used for mining, in order to support the proposed construction and operation of the project. The processing facility at Thacker Pass has been designed to lower the use of water to the extent possible by incorporating recycling technologies. In February 2023, the State Engineer of the NDWR approved the Company’s water rights transfer application, which the Company expects will provide sufficient water for all of Phase 1. This decision was appealed by a local ranching company in March 2023. The case is pending as of the date of this AIF, and the Company expects to apply for intervenor status to participate in defending the NDWR’s determination. Going forward, the availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change, which could have a material adverse effect on the Company’s business.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Caucharí-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Caucharí-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Caucharí-Olaroz Project. For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is incorporating low carbon emissions in the design of its facilities under development at both the Caucharí-Olaroz Project and the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Annual Information Form 2022

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as the Caucharí-Olaroz Project is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels once the project begins production. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects, after production begins at each of the Company’s projects. Until then, the Company views the risk of occurrence of such litigation as being low.

Risks Related to Our Business and Securities

Risks Relating to the GM Transaction

There is a risk that Tranche 2 of the GM Transaction will not be completed. The completion of Tranche 2 of the GM Transaction remains subject to a number of conditions and approvals, including the Company securing sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Thacker Pass TR, among other conditions. Many of these conditions are outside the control of the Company and there can be no certainty that all conditions to Tranche 2 of the GM Transaction will be satisfied or completed, that all approvals required to complete Tranche 2 of the GM Transaction will be received, or that Tranche 2 of the GM Transaction will be completed on the anticipated terms and timeline described herein, or at all. The Company has also committed to seeking shareholder approval for the pricing of the Tranche 2 investment and to permit GM to acquire a 20% or greater interest in the Company, in order to meet anticipated requirements of the TSX, and failure to obtain such approvals could result in limitations on the size and scope of the Tranche 2 investment. In addition, there can be no certainty that the potential benefits of the GM Transaction will be realized, and there is a risk that the dilution of the interests of shareholders of the Company arising from the GM Transaction will have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

Significant Shareholder and Commercial Relationship Risks

GM holds approximately 9.931% of the outstanding Common Shares. The completion of Tranche 2 of the GM Transaction will result in a maximum aggregate holding of 19.9% of the Company unless the TSX approval and requisite shareholder approvals are obtained to meet or exceed a 20% ownership interest by GM. Additionally, GM has a commercial relationship with the Company in respect of the Thacker Pass Project under the Offtake Agreement, and possesses board nomination rights, oversight, demand registration and piggy-back registration rights and securities offering participation rights in respect of the Company pursuant to the Investor Rights Agreement. See “Material Contracts – GM Transaction Purchase Agreement” for additional details.

As a result of its significant current and anticipated share holdings and investor rights, GM may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the

Annual Information Form 2022

interests of GM may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for the Company’s securities over the then current market price. The significant holdings of GM could also create a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where GM did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Common Shares.

Risks Relating to the Arena Transaction

The Arena Transaction will be subject to customary conditions and approvals, including Arena securityholder approval, the receipt of certain regulatory and court approvals, including the approvals and authorizations of the TSX, NYSE and TSX Venture Exchange, and other closing conditions customary for transactions of this nature. In addition, the Arena Transaction is subject to notification and any required approval under the Investment Canada Act. The Arena Transaction may be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Arena Transaction will be satisfied or completed, that all approvals required to complete the Arena Transaction will be received, or that the Arena Transaction will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Arena Transaction, and the Company will be responsible for certain costs related to the Arena Transaction whether or not it is completed. In addition, in light of the Critical Minerals Policy, there is no assurance that the required notification under the Investment Canada Act will not lead to a lengthy regulatory review and/or the imposition of conditions or restrictions that may be adverse to the interests of the Company. In addition, there can be no certainty that Arena’s business will be successfully integrated or that the potential benefits of the Arena Transaction will be realized, and the Arena Transaction will result in the dilution of the interests of shareholders of the Company and may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

Risks Relating to the Separation Transaction

The proposed Separation will be subject to customary conditions and approvals, including completion of an arrangement agreement and plan of arrangement, receipt of a CRA ruling and an IRS ruling, the receipt of all required third party, court, tax, stock exchange and regulatory approvals and the final approval of the Board and shareholders at a meeting expected to be held to consider the Separation transaction. The Separation will be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Separation will be satisfied or completed, that all approvals required to complete the Separation will be received, or that the Separation will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Separation, and the Company will be responsible for all of the costs related to the Separation whether or not it is completed.

If the Separation is completed, there are risks associated with holding securities of Lithium Americas (NewCo) and Lithium International as entities with an unproven track record on a standalone basis, and there can be no assurances as to the successful performance and operations or as to the financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including as a result of the need to build out the executive and operational teams of Lithium Americas (NewCo) and Lithium International and in light of the reduced geographical and property portfolio diversification resulting from the Separation. In addition, there can be no certainty that the potential benefits of the proposed

Annual Information Form 2022

Separation will be realized, and the proposed Separation may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

In addition, the Separation may result in holders electing to convert the Convertible Notes into Common Shares, which would result in dilution of the interests of shareholders of the Company and would have an impact on the trading price for, and the market for trading in, the securities of the Company. See “Description of Capital Structure – Convertible Notes”.

Risk of Future Losses and Lack of Profitability

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Caucharí-Olaroz Project. Although the Company has cash on hand, the Company's ability to continue as a going concern and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Risks of Existing Debt Financing

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company may need to secure additional funding in the future until such time as it begins generating revenues. If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the

Annual Information Form 2022

Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into and through construction as planned. In addition, a condition of the Tranche 2 investment under the GM Transaction is that the Company must secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company's business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted a loan application to the DOE as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company's future prospects if it is unable to satisfy its debt obligations as they become due.

The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Caucharí-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development

Annual Information Form 2022

of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Information Technology and Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work during the COVID-19 pandemic. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Talent Risk

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects.

Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 44.8%-owned Caucharí-Olaroz Project and its Pastos Grandes Project in Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s Thacker Pass Project is located in Nevada, and most costs related to project development and construction are denominated in U.S. dollars. The Company’s 44.8%-owned Caucharí-Olaroz Project and its Pastos Grandes Project are located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive.

Annual Information Form 2022

While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, ESG disclosure, and securities class actions arising from share price volatility is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, GM beneficially holds 9.931% and Ganfeng holds 9.930% of the Company’s outstanding Common Shares and Ganfeng is also a co-owner of Minera Exar and Exar Capital. For as long as GM and Ganfeng directly or indirectly hold a significant interest in the Company, GM and Ganfeng may, on their own, and GM may, through its nominee on the Board when the nominee is appointed or elected, be in a position to affect the Company’s operations and direction. In addition, GM and Ganfeng may have more influence than other shareholders over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board. See also “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Significant Shareholder and Commercial Relationship Risk”.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Annual Information Form 2022

Share Price Risks

The Common Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration and development companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Common Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this AIF are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this AIF, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. federal securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive requirements of Regulation S under the United States Securities Act of 1933, as amended, that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Risks of Transitioning from Emerging Growth Company Status

As an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”), which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s annual assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act.

Annual Information Form 2022

As a result of the increase in the Company’s market capitalization, the Company is now a “large accelerated filer”. Accordingly, the Company engaged its independent auditors to provide an attestation report relating to management’s assessment of internal control over financial reporting for the year ended December 31, 2022, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act, in order to comply with Section 404(b) of SOX.

There is an ongoing risk that the Company’s internal control over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of the Company’s financial statements, and this could harm the Company’s business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

If any of Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Company’s internal controls over financial reporting will detect this. The effectiveness of the Company’s controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase.

The cost of compliance with Section 404(b) of SOX will require the Company to incur substantial accounting expense and expend significant management time on compliance-related issues as the Company implements additional corporate governance practices and comply with reporting requirements. If the Company or the Company’s independent auditors identify deficiencies in the Company’s internal control over financial reporting as material weaknesses, the Company may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all.

Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated therewith, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Proposed and Recently Enacted Tax and Other Legislation in the U.S. and Canada

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial

Annual Information Form 2022

performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of Common Shares is uncertain.

In addition, the US Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on a corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

On March 28, 2023, the government of Canada released its 2023 federal budget which includes provisions that will impact the Canadian federal income taxation of corporations. Similar to the U.S. measure relating to corporate stock repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. As of the date of this AIF, draft legislation has yet to be released and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, a total of 151,063,772 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. Other than the participation right held by GM and discussed in more detail under “Material Contracts – GM Transaction Purchase Agreement”, the Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Annual Information Form 2022

Convertible Notes

The Convertible Notes are unsecured and bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027. The Convertible Notes are governed by an indenture entered into between the Company and Computershare Trust Company, N.A., acting as trustee, as further described in “Material Contracts – Indenture”.

Conversion

They have an initial conversion rate equal to 21.2307 Common Shares per US$1,000 principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately US$47.10 per Common Share. The Convertible Notes will be convertible at the option of holders, prior to the close of business on the business day immediately preceding October 15, 2026, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, Common Shares or a combination thereof.

Redemption

The Convertible Notes will not be redeemable at the Company’s option prior to December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Convertible Notes will be redeemable at the Company’s option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Company will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with certain corporate events or during a redemption period.

Voting

A meeting of holders may be called by resolution of the board of directors of the Company or by holders representing at least 10% of the aggregate principal amount of the Convertible Notes outstanding.

Each holder of one or more Convertible Notes is entitled to notice of and to attend any meetings of such holders.

Annual Information Form 2022

Such meetings may be called at any time and from time to time for any of the following purposes: (a) to give any notice to the Company or to the trustee or to give any directions to the trustee permitted under the indenture, or to consent to the waiving of any default or event of default under the indenture and its consequences, or to take any other action authorized to be taken by Convertible Note holders pursuant to the indenture; (b) to remove the trustee and nominate a successor trustee; (c) to consent to the execution of an indenture or indentures supplemental to the original indenture; or (d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Convertible Notes under any other provision of the indenture or under applicable law.

For further details on the terms governing the Convertible Notes, please refer to the indenture described in “Material Contracts – Indenture” and filed on the Company’s SEDAR profile at www.sedar.com.

As at the date of this AIF, US$258,750,000 aggregate principal amount of Convertible Notes which were issued as part of the Convertible Notes Offering in December 2021 remain issued and outstanding.

During the financial year ended December 31, 2022, none of the Company’s securities have received a rating from a rating organization.

Dividends and Distributions

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Market for Securities

Market

The Common Shares of the Company are traded in Canada on the TSX and in the United States on the NYSE. The closing price of the Company’s Common Shares on the TSX on March 30, 2023 was $29.02, and on the NYSE was US$21.43.

Annual Information Form 2022

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Month	High $	Low $	Volume
January 2022	43.28	28.92	22,012,360
February 2022	39.50	30.72	15,912,821
March 2022	50.11	30.45	29,859,362
April 2022	50.42	30.89	22,541,392
May 2022	37.14	24.83	23,616,478
June 2022	32.22	24.75	17,833,994
July 2022	33.00	24.65	11,446,674
August 2022	42.82	31.68	13,211,791
September 2022	42.35	34.55	13,319,746
October 2022	39.72	29.06	15,361,120
November 2022	39.10	31.35	14,182,574
December 2022	34.36	24.98	12,318,775

Directors and Officers

Name and Occupation

The name, province or state and country of residence, position with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
DIRECTORS
Fabiana Chubbs British Columbia, Canada Director

Corporate Director since June 2019; Chief Financial Officer of Eldorado Gold Corporation (leading gold and base metals producer) from 2011 to 2018, having joined Eldorado in 2007 and led the Treasury and Risk Management functions. Background as a Senior Manager with PwC Canada. Chartered Professional Accountant in Canada.

Jun 2019

Annual Information Form 2022

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Kelvin Dushnisky Ontario, Canada Director

Corporate Director since June 2021; former CEO and Executive Director of AngloGold Ashanti Limited (leading gold producer) from 2018 to 2020; former Executive Director and President of Barrick Gold Corporation (leading gold and copper producer) from 2015 to 2018, after serving in increasingly senior roles from 2002; Chairman of Acacia Mining plc (formerly African Barrick Gold plc) from 2013 to 2018.

Jun 2021
Yuan Gao Colorado, U.S. Director

Corporate Director since September 2019; former President & CEO, Pulead Technology (a leading cathode manufacturing and technology development company) from May 2014 to September 2019; former Vice President at Molycorp (USA) (former rare earth resource development company); prior to that, with FMC Corporation (USA) (leading agricultural sciences company and chemical manufacturer) as Global Marketing Director and Technology Manager, along with other management positions.

Oct 2019
George Ireland Massachusetts, U.S. Non-Executive Board Chair and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund) since 2004.	Nov 2015
Jinhee Magie Ontario, Canada Director

Corporate Director since September 2022; former Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) from October 2018 to September 2022, having joined Lundin in September 2008 and serving in various roles. Background in auditing with Ernst & Young. Chartered Professional Accountant in Canada.

Jun 2021
Franco Mignacco Jujuy, Argentina Director	President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015.	Sep 2015

Annual Information Form 2022

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Xiaoshen Wang Shanghai, China Director	Vice Chairman and President of Ganfeng (leading integrated lithium production and battery manufacturing company) since 2006.	Jun 2017
OFFICERS
Aubree Barnum Nevada, U.S. Vice President, Human Resources

Vice President, Human Resources of the Company since November 2021; former Vice President Human Resources of Nevada Copper Corp. (development stage copper mining company) from October 2018 to November 2021; former Human Resources Manager for the City of Elko, Nevada from June 2015 to October 2018.

N/A
Thomas Benson Florida, U.S. Vice President, Global Exploration	Vice President, Global Exploration of the Company since December 2017. PhD in volcanology and lithium resources from Stanford University in 2017.	N/A
Ignacio Celorrio Buenos Aires, Argentina President, Latin America

President, Latin America of the Company since February 2021, and prior to that Executive Vice President, International Affairs from October 2019 to January 2021; Partner at Quevedo Abogados (2015-2018). Partner at Alfaro Abogados (2018-2020). Board Member of CAEM (Cámara Argentina de Empresarios Mineros –Argentine Chamber of Mining Entrepreneurs) (until 2016). Vice-president of the Australian-Argentine Industry and Commercial Chamber. Chair in Administrative Law at the Universidad del Museo Social Argentino.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	CFO of the Company since May 2008. Background in auditing with PwC Canada. Chartered Professional Accountant in Canada.	N/A
Jonathan Evans Georgia, U.S. Director and Chief Executive Officer and President

President and CEO of the Company, May 2019 to present; President and COO of the Company, August, 2018 to May 2019; Chief Operating Officer of DiversiTech Corporation (technology manufacturing company) March 2016 to August, 2018.

Jun 2017

Annual Information Form 2022

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Richard Gerspacher Georgia, U.S. SVP, Capital Projects

SVP, Capital Projects of the Company since February 2022; former Vice President - Project Director of Fluor Corporation (leading global engineering and construction company) from 1997 to January 2022. Professional Engineer in the State of North Carolina.

N/A
John Kanellitsas Idaho, U.S. Director and Executive Vice Chair

Executive Vice Chair of the Company, November 2015 to present; President of the Company, March 2016 to August 2018; various roles with Former LAC from June 2013 to September 2015, most senior of which was CEO.

Sep 2015
Rene LeBlanc Georgia, U.S. Chief Technical Officer	Chief Technical Officer of the Company since August 2018; Senior Process Development Manager for Lithium Nevada from June 2017 to August 2018.	N/A
Alec Meikle British Columbia, Canada Vice President, Corporate Development	Vice President, Corporate Development of the Company since October 2016.	N/A
Alex Shulga British Columbia, Canada Vice President, Finance

Vice President, Finance of the Company since April 2019; Director of Treasury and Administration of the Company from January 2018 to March 2019; Senior Manager Assurance at PwC from September 2012 to January 2018. Chartered Professional Accountant in Canada and Chartered Certified Accountant in the UK.

N/A
Jenna Virk British Columbia, Canada Corporate Secretary and Director, Legal Affairs

Director, Legal Affairs of the Company since March 2020 and Corporate Secretary since May 2020; Senior Legal Counsel, Capital Markets Regulation with the British Columbia Securities Commission (provincial securities regulator) from January 2019 to March 2020; legal consultant from July to December 2018; Legal Counsel at Qtrade Canada Inc. (now Aviso Wealth Inc.) (a wealth management and technology firm) from July 2017 to June 2018. Lawyer called to the Bar of British Columbia since 2007, and practising in private practice from 2007 to June 2015.

N/A
Alexi Zawadzki British Columbia, Canada President of North American Operations	President of North American Operations of the Company from August 2017 to present.	N/A

Annual Information Form 2022

Notes:

(1)
The information as to province or state and country of residence and principal occupation has been furnished by the respective directors and executive officers individually.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 23,027,645 Common Shares representing approximately 15.24% of the issued and outstanding Common Shares (including Common Shares held by Ganfeng and Geologic Resources Partners LLP). The number and percentage of Common Shares indicated above excludes the Common Shares held by GM, as the appointment of GM’s board nominee has not yet been finalized as at the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Annual Information Form 2022

Committees of the Board

The Board’s standing committees following its 2022 annual general meeting of shareholders are as follows:

Board Committee	Committee Members	Status
Audit Committee and Risk	Fabiana Chubbs (Chair) George Ireland Jinhee Magie	Independent Independent Independent
Governance, Nomination, Compensation and Leadership Committee	Yuan Gao (Chair) Fabiana Chubbs Kelvin Dushnisky Jinhee Magie	Independent Independent Independent Independent
Environment, Sustainability, Safety and Health Committee	George Ireland (Chair) Kelvin Dushnisky Yuan Gao Xiaoshen Wang	Independent Independent Independent Independent

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and other lithium companies and mining companies. As such, it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com and on the Company’s website at https://www.lithiumamericas.com/.

Annual Information Form 2022

Audit Committee and Risk Information

Audit Committee and Risk Charter

The charter of the Audit Committee and Risk is attached as Schedule “B” to this AIF.

Composition of the Audit Committee and Risk and Independence

The Company’s Audit Committee and Risk consists of Fabiana Chubbs (Chair), George Ireland and Jinhee Magie. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee and Risk are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee and Risk are “financially literate”.

Based on their business and educational experiences, each Audit Committee and Risk member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. In addition, a majority of the members of the Audit Committee and Risk have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Fabiana Chubbs

Ms. Chubbs is a Chartered Professional Accountant (CPA, CA) and a graduate of the University of Buenos Aires, holding degrees in Certified Public Accounting and a Bachelor of Business Administration.

Ms. Chubbs was the CFO of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led the Treasury and Risk Management functions before her promotion to the CFO position. Prior to Eldorado, she was a Senior Manager with PwC Canada where she spent ten years specializing in auditing public mining and technology companies. Ms. Chubbs started her career in her native Argentina, where she divided her experience between tenures with PwC Argentina and IBM.

Annual Information Form 2022

George Ireland

Mr. Ireland graduated from the University of Michigan with a Bachelor of Science degree from the School of Natural Resources, and is a Fellow in the Society of Economic Geologists.

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. He founded Geologic Resource Partners LLP in 2004 and serves as the Chief Investment Officer and CEO. Prior to that, from 2000 to 2004 he was the General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Jinhee Magie

Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA). She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting from a career spanning over 25 years.

Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 18 years being in the mining industry. She was the Director of Corporate Compliance for LionOre Mining International Ltd. from 2005 to 2008, then joined Lundin Mining Corporation in 2008 serving in various roles of increasing responsibility to 2018 when she was appointed as the Chief Financial Officer and Senior Vice President of Lundin, serving in this role until September 2022 .

Audit Committee and Risk Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee and Risk has not made any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee and Risk Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Chair reporting the pre-approval(s) to the Audit Committee and Risk at the Committee’s meeting subsequent to said approval(s).

Annual Information Form 2022

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2022 and 2021:

	2022	2021
Audit fees(1)	$652,543	$358,950
Audit-related fees(2)	-	$91,980
Tax fees(3)	$157,330	$51,398
All other fees(4)	$1,440	$9,000
Total	$811,313	$511,327

Notes:

(1)
The aggregate audit fees billed by the Company’s auditor.
(2)
Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees.
(3)
The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(4)
All other fees represent fees for an audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Legal Proceedings and Regulatory Actions

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which are expected to have a material adverse effect on the Company or its business. Management of the Company is not aware of any material legal proceedings to which the Company may be a party, which are contemplated by governmental authorities or otherwise.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, its subsidiaries or co-ownership interests, except for those described below.

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction, which closed in August 2020. In connection with closing, Ganfeng subscribed for newly issued shares of Minera Exar for cash consideration of US$16 million. As a result, Ganfeng owned a 51% interest and Lithium Americas owned a 49% interest in Minera Exar and the Caucharí-Olaroz Project. The Company and Ganfeng also restructured Exar Capital to reflect the 51%/49% ownership interests of the parties in Minera Exar, which included the provision by Ganfeng of a non-interest bearing loan of US$40 million to Exar Capital repayable in 2029 (with an option to extend repayment of the loan for an additional one-year period). Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng, and amended and restated offtake agreements with each of Ganfeng and Bangchak, with the amendments reflecting the updated ownership structure of Minera Exar and related matters.

Annual Information Form 2022

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Company during its most recently completed financial year or previous to it that are still in effect.

Limited Recourse Loan Facility

On October 30, 2018, the Company (as borrower) and Ganfeng (as lender) entered into an unsecured Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend US$100 million to the Company at an interest rate equal to the 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum, with a due date of December 31, 2025. As of December 31, 2021, the Company had drawn $24.7 million on the loan facility. In February 2022, the outstanding balance of the Limited Recourse Loan Facility together with accumulated interest was repaid in full to the lender pursuant to the Company’s right of repayment at any time without penalty.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into the Shareholders Agreement to govern the Company’s and Ganfeng’s interests in Minera Exar and Exar Capital and the funding and development of the Caucharí-Olaroz Project. The Shareholders Agreement was amended in 2019 for the Project Investment, and amended and restated in August 2020 for the 2020 Cauchari Transaction.

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

▪
the parties’ respective rights regarding ownership interests in Minera Exar and Exar Capital;
▪
requirements for funding and development of the Caucharí-Olaroz Project;

Annual Information Form 2022

▪
the formation of the Minera Exar Shareholder Committee to direct the business and affairs of Minera Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
▪
the composition of the board of directors of Minera Exar, being two representatives of Ganfeng and one representative of the Company;
▪
the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
▪
an 80% approval threshold for the Minera Exar Shareholders Committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Minera Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Minera Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Minera Exar or Exar Capital; (iv) changes to the composition of the Minera Exar Shareholder Committee or the board of directors of Minera Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Caucharí-Olaroz Project to reach commercial production; and (vii) debt or guarantees above certain thresholds; and
▪
the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project.

Indenture

On December 6, 2021, the Company entered into an indenture with Computershare Trust Company, N.A., as trustee, setting out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered. Please see "General Development of Business – Recent Developments – Corporate Developments” for further details regarding the Convertible Notes Offering and “Description of Capital Structure – Convertible Notes” for further details regarding the material characteristics of the Convertible Notes.

Annual Information Form 2022

GM Transaction Purchase Agreement

On January 31, 2023, the Company announced that it entered into the GM Transaction Purchase Agreement pursuant to which GM will make a US$650 million equity investment in the Company. The investment is comprised of two tranches, with the US$320 million first tranche investment (“Tranche 1”) for subscription receipts convertible into Common Shares and warrants having been completed, and the US$330 million second tranche investment (“Tranche 2”) contemplated to be invested in Lithium Americas (NewCo) following the Separation. The Company has agreed to use the proceeds from the GM Transaction for the development of Thacker Pass. Tranche 1 of the GM Transaction was structured through the initial issuance of 15,002,243 subscription receipts by the Company to GM, whereby each subscription receipt, upon satisfaction of certain escrow release conditions, automatically converted into one unit comprised of one Common Share and 79.26% of one Common Share purchase warrant (each whole warrant, a “Tranche 2 Warrant”) with each Tranche 2 Warrant exercisable into one Common Share at a price of US$27.74 for a term of 36 months from the date of issuance. The conversion of the subscription receipts resulted in the issuance of all shares issuable for Tranche 1 and, through the shares issuable upon exercise of the Tranche 2 Warrants, the allocation of all shares issuable under the Tranche 2 subscription. GM and the Company will implement Tranche 2 either through the exercise of the Tranche 2 Warrants or a purchase of Common Shares under a second tranche subscription agreement (which would result in the automatic termination of the Tranche 2 Warrants) that provides for the purchase of approximately US$330 million of Common Shares at the prevailing market price, to a maximum of US$27.74 per share (adjusted for the Separation, if applicable). To the extent that GM completes an investment under one subscription alternative (either the Tranche 2 subscription agreement or the Tranche 2 Warrants), the Common Shares will cease to be issuable under the other agreement. In addition to other closing conditions, Tranche 2 will be subject to a condition that the Company secure sufficient funding to complete the development of Phase 1.

In connection with the escrow release and the issuance of the shares under Tranche 1, the Company entered into an offtake agreement with GM on February 16, 2023 (the “Offtake Agreement”) pursuant to which the Company will supply GM with lithium carbonate production from Phase 1. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement is for 10 years from the commencement of Phase 1 production, with an option (exercisable by GM) to extend the Offtake Agreement by an additional five years. GM also has a right of first offer, under the Offtake Agreement, on the offtake of Phase 2 production. In addition, in connection with the escrow release and the issuance of the shares under Tranche 1, the Company and GM entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, GM is required to “lock-up” their securities until the later of (i) one year after the Separation, or (ii) the earlier of (a) six months after the closing of Tranche 2, or (b) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur. In addition, GM has certain Board nomination rights, oversight, and demand registration and piggy-back registration rights and securities offering participation rights, and is also subject to a standstill limitation whereby it is not able to increase its holdings beyond 20% of the issued and outstanding Common Shares until a period that is the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Offtake Agreement. Completion of Tranche 2 of the GM Transaction remains subject to customary regulatory approvals, including approval of the TSX and NYSE, and other customary closing conditions. See “Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the GM Transaction”.

Annual Information Form 2022

Interests of Experts

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the Cauchari TR.

Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME and Bruce Shannon, P.E., prepared the Thacker Pass TR.

All technical and scientific information contained in this AIF has been reviewed and approved by Rene LeBlanc, Chief Technical Officer of the Company, and a QP for the purposes of NI 43-101.

As at the date of this AIF, to the knowledge of the Company, Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., and Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME and Bruce Shannon, P.E., collectively hold less than one percent of the outstanding securities of the Company or of any of the Company’s associates or affiliates.

The Company’s independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated March 30, 2023 in respect of the Company’s consolidated financial statements as at December 31, 2022 and December 31, 2021 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2022. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans are contained in the management proxy circular for the most recent annual general meeting of the Company, which is available on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s annual consolidated financial statements and MD&A as at and for the years ended December 31, 2022 and 2021, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”

DEFINITIONS

The defined terms and abbreviations set forth below have the following meanings in this AIF:

“2020 Cauchari Transaction” means the transactions between the Company and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and the Company decreased its interest to 49%;

“°C” means degrees Celsius;

“AIF” means Annual Information Form;

“ALS” means ALS Global of Reno, Nevada;

“Amended Credit Facility” means the amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower), 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Amended Shareholders Agreement” means the amended and restated Shareholders Agreement dated August 27, 2020 between the Company, 2265866 Ontario Inc. and Ganfeng;

“Arena” means Arena Minerals Inc., a TSX Venture Exchange listed company;

“Arena Shares” means common shares in the capital of Arena;

“Arena Transaction” has the meaning given to that term under “General Development of the Business – Recent Developments – Other Investments and Acquisitions”;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“ATVM Loan Program” has the meaning given to that term under “Description of the Business – Thacker Pass Project – Recent Developments – Recent Significant Events”;

“Bangchak” means BCP Innovation PTE. Ltd.;

“BCBCA” means the Business Corporations Act (British Columbia);

“BLM” means the U.S. Department of the Interior Bureau of Land Management;

“Board” means the board of directors of the Company;

“Caucharí-Olaroz Project” means the Company’s Caucharí-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Cauchari TR” means the technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” with an effective date of September 30, 2020;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” when used in reference to claims in the United States, means unpatented mining claims granted pursuant to the U.S. Mining Act;

“Common Shares” means the common shares of the Company;

“Company” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Convertible Notes” means convertible senior notes of the Company which are unsecured, bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027;

“Convertible Notes Offering” means the private placement offering of an aggregate of US$258,750,000 principal amount of Convertible Notes in connection with the issuance of US$225,000,000 aggregate principal amount of Convertible Notes on December 6, 2021, and the issuance of an additional US$33,750,000 aggregate principal amount of Convertible Notes pursuant to an exercise by the initial purchasers of an over-allotment option on December 9, 2021;

“COVID-19” means the COVID-19 coronavirus;

“COVID Protocol” means the operating protocol for Minera Exar in respect of COVID-19;

“CRA” means Canada Revenue Agency;

“Decree 7751” has the meaning given to that term under “Description of the Business – Environmental Protection”;

“DOE” has the meaning given to that term under “Description of the Business – Thacker Pass Project – Recent Developments – Recent Significant Events”;

“EDG” means EDG, Inc;

“EIS” means the Environmental Impact Statement prepared for the Thacker Pass Project;

“ESG-S” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“Exar Capital” means Exar Capital, B.V., the Company’s 49%-owned investee incorporated under the laws of the Netherlands through which the Company and Ganfeng provide financing to Minera Exar for the purpose of advancing the construction of the Caucharí-Olaroz Project;

“EXP” means EXP US Services Inc;

“Former LAC” means Lithium Americas Corp. which company became a wholly owned subsidiary of the Company pursuant to the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC, which closed in September 2015;

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.;

“Green Technology " means Green Technology Metals Ltd., a company incorporated in Australia;

“GM” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“GM Transaction” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“GM Transaction Purchase Agreement” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“HSU” means hydrostratigraphic unit;

“ICFR” means Internal Control Over Financial Reporting;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Caucharí-Olaroz in 2012;

“Initial ROD Challenge” has the meaning given to that term under “Description of the Business –Thacker Pass Project – Recent Developments – Regulatory and Permitting Update”,

“Investor Rights Agreement” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“IRR” means internal rate of return;

“IRS” means Internal Revenue Service;

“ITAC” means ITAC Engineers, P.C.;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE Option Agreement” means the Share Acquisition Option Execution Agreement entered into by JEMSE, the Company and Ganfeng dated August 26, 2020, pursuant to which JEMSE acquired an 8.5% equity interest in the Caucharí-Olaroz Project in April 2021 in exchange for providing management services to develop the Caucharí-Olaroz Project;

“km” means kilometre;

“km2” means square kilometre;

“kV” means kilovolt;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, U.S., as amended;

“Li” means lithium;

“Limited Recourse Loan Facility” means the limited recourse loan facility dated October 30, 2018, between the Company (as borrower) and Ganfeng (as lender).

“LiTDC” means the Lithium Technical Development Center;

“Lithium Americas (NewCo)” has the meaning given to that term under “General Development of the Business – Outlook”;

“Lithium International” has the meaning given to that term under “General Development of the Business – Outlook”;

“Lithium Nevada” means Lithium Nevada Corporation, formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera Exar and Los Boros entered into on March 28, 2016;

“m” means metre;

“m3” means cubic metre;

“M3” means M3 Engineering & Technology Corp.;

“MD&A” means management discussion and analysis;

“mg/L” means milligrams per litre;

“Millennial Arrangement” means an arrangement among the Company, Millennial Lithium and the securityholders of Millennial Lithium on the terms and subject to the conditions set out in a plan of arrangement under section 288 of the BCBCA, the terms of which were agreed to between the Company and Millennial Lithium by way of an arrangement agreement dated November 17, 2021 and approved by the Supreme Court of British Columbia in a final order dated January 11, 2022;

“Millennial Lithium” means Millennial Lithium Corp.;

“Millennial Shares” means common shares in the capital of Millennial Lithium.;

“Millennial Transaction” means the acquisition of 100% of the issued and outstanding Millennial Shares pursuant to the Millennial Arrangement on January 25, 2022 and the completion of the final step of the Millennial Arrangement on January 26, 2022;

“Minera Exar” means Minera Exar S.A., the Company’s 44.8%-owned investee, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Caucharí-Olaroz Project;

“Minera Exar Shareholders Committee” means the shareholders committee of Minera Exar, which is responsible for the oversight of Minera Exar;

“Mineral Resource Update 2019” means the technical report entitled “Updated Mineral Resource Estimate for the Caucharí-Olaroz Project, Jujuy Province, Argentina” with an effective date of March 1, 2019;

“mm” means millimetre;

“MPO” means Mine Plan of Operations;

“Mt” means million tonnes;

“MW/h” means Megawatts per hour;

“NDWR” means the State of Nevada Division of Water Resources;

“NEPA” means the United States National Environmental Policy Act of 1969, as amended;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NOI” means Notice of Intent for the Thacker Pass Project;

“North American Coal” means North American Coal Corporation;

“NPV” means net present value;

“NYSE” means the New York Stock Exchange;

“Offtake Agreement” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“ppm” means parts per million;

“PFS” means a pre-feasibility study;

“Pastos Grandes Project” means the Company’s Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina, which was acquired in connection with the Millennial Transaction;

“Pastos Grandes TR” means the technical report titled “Feasibility Study of the Pastos Grandes Project, Salta Province, Argentina” with an effective date of July 29, 2021, as amended and refiled on the SEDAR profile of Millennial Lithium on September 5, 2019;

“Phase 1” means, in relation to the Thacker Pass Project, the initial 40,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Phase 2” means, in relation to the Thacker Pass Project, the ramp up to 80,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Project Investment” means the transactions between the Company and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and the Company decreased its interest to 50%;

“Proyecto Pastos Grandes” means Proyecto Pastos Grandes S.A., the Company’s wholly-owned subsidiary, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Pastos Grandes Project

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RBRC” means relative brine release capacity;

“RC” means reverse circulation;

“ROD” means the BLM’s Record of Decision with respect to the Thacker Pass Project;

“ROM” means run of mine;

“Sawtooth Mining” means Sawtooth Mining LLC;

“SEC” means the U.S. Securities and Exchange Commission;

“Separation” has the meaning given to that term under “General Development of the Business – Outlook”;

“Shareholders Agreement” means the shareholders agreement between the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital dated October 25, 2018;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Caucharí-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means, in relation to the Caucharí-Olaroz Project, the initial 25,000 tpa of lithium carbonate capacity covered in the Mineral Resource Update 2019;

“t” means tonne;

“TEM” means Time Domain Electromagnetic Survey;

“Thacker Pass Project” or “Thacker Pass” means the Company’s lithium project property located in Humboldt County, Nevada;

“Thacker Pass TR” means the technical report titled “Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” with an effective date of November 2, 2022;

“tpa” means tonnes per annum;

“tpd” means tonnes per day;

“Tranche 1” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Tranche 2” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Tranche 2 Warrant” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time;

“U.S. Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“VES” means a Vertical Electrical Sounding Survey; and

“WEDC” means Western Energy Development Corporation, a subsidiary of Western Uranium Corporation.

Schedule “B”

AUDIT COMMITTEE AND RISK CHARTER

[follows]

AUDIT COMMITTEE AND RISK CHARTER

I.
PURPOSE

The Audit Committee and Risk (the “Committee”) is a committee of the board of directors (the “Board”) of Lithium Americas Corp. (“LAC”) to which the Board delegates its responsibilities for the oversight of the accounting and financial reporting processes, financial statement audits and risk management functions. The role of the Committee will include:

A.
overseeing the integrity of LAC’s internal audit processes and reviewing LAC’s financial disclosure and reporting;
B.
monitoring the independence and performance of LAC’s external auditor (the “Auditor”);
C.
reviewing the integrity and effectiveness of LAC’s systems of internal controls for reporting on LAC’s financial condition;
D.
monitoring LAC management’s (“Management”) compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
E.
overseeing certain risk management systems and practices adopted by LAC.
II.
COMPOSITION
A.
The Committee will be composed of at least three directors from the Board, all of whom are independent directors of LAC.
B.
All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.
C.
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
D.
The Secretary of the Committee shall be elected by its members.
E.
A member shall cease to be a member of the Committee upon ceasing to be a director of LAC.

III.
COMMITTEE RESPONSIBILITIES

To fulfill the mandate and responsibilities of the Committee, the Committee shall:

A.
Financial Statement and Financial Disclosure
(i)
Review (with the Auditor and Management), prior to recommending to the Board for its approval, the following:
(a)
the audited annual and unaudited quarterly financial statements, including the notes thereto;
(b)
Management’s Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
(c)
any report of the Auditor, letter from the Auditor to Management or any other expert report or opinion obtained by LAC in connection with the financial statements;
(d)
the accounting treatment for any transactions that are material or not in the normal course of LAC’s business;
(e)
the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
(f)
carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
(g)
any off-balance sheet financing arrangement;
(h)
any use of derivatives and hedging transactions, if conducted by LAC;
(i)
asset retirement and reclamation obligations;
(j)
any pension obligations, if a pension plan has been adopted by LAC;
(k)
LAC’s accounting and auditing principles, policies and practices including any changes thereto;
(l)
all significant adjustments made or proposed to be made in LAC’s financial statements by Management or by the Auditor;
(m)
details regarding any unrecorded audit adjustments;
(n)
any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
(o)
use by LAC of any non-GAAP financial measures or forward-looking financial information contained in any disclosure document; and
(p)
such other matters as the Committee considers necessary in connection with the preparation of LAC’s financial reports.

(ii)
Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.
(iii)
Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
(a)
consolidated annual audited financial statements and related MD&A;
(b)
consolidated unaudited quarterly financial statements and related MD&A;
(c)
press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and
(d)
financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.
(iv)
Monitor, evaluate and report to the Board on the procedures that are in place for the review of LAC’s public disclosure of financial information extracted or derived from LAC’s financial statements and periodically assess the adequacy of those procedures.
B.
Auditor
(i)
Recommend to the Board:
(a)
the Auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for LAC, and
(b)
the compensation of the external auditor.
(ii)
Require the Auditor to report to the Committee.
(iii)
Oversee the work of the Auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for LAC, including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.
(iv)
Determine whether the Auditor is satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.
(v)
Review and discuss material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.
(vi)
Assist in the resolution of disagreements between Management and the Auditor regarding financial reporting.

(vii)
Gain an understanding of whether internal control recommendations made by the Auditor have been implemented by Management.
(viii)
Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(ix)
Authorize the Committee Chair to pre-approve all non-audit services to be provided to LAC or its subsidiary entities by LAC’s external auditor, subject to the Committee Chair reporting the pre-approval(s) to the Committee at the Committee meeting subsequent to said approval(s).
(x)
Review and approve the fees and expenses of the Auditor.
(xi)
At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.
(xii)
Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
(xiii)
Review and approve LAC’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of LAC.
(xiv)
Review the effectiveness of any internal auditor and internal audit process, and the working relationship between any internal auditor (and other financial personnel of LAC) and the Auditor.
C.
Internal Controls and Systems
(i)
Monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) that Management and the Board have established and the processes followed by Management and the Board for assessing such internal controls, including the responsibilities of LAC’s internal audit function with respect to internal controls, including without limitation, to get reasonable assurance that LAC has:
(a)
the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect LAC’s transactions;
(b)
effective internal control systems; and
(c)
adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(ii)
Review with Management and advise the Board with respect to LAC’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of LAC.
(iii)
Review Management’s report on and the Auditor’s assessment of LAC’s internal controls over financial reporting and report all deficiencies and remedial actions to the Board.

(iv)
Review and monitor LAC’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure.
(v)
With respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with National Instrument 52-109, and review disclosures made to the Committee by LAC’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws.
(vi)
Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud.
(vii)
Review with Management the policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets.
D.
Risk Management
(i)
Review, monitor, evaluate and report to the Board on:
(a)
LAC’s major business, operational, political, financial, compliance and control risks and exposures, including risk of frauds within operations or financial reporting;
(b)
the steps management has taken to monitor and control such risks and exposures, including, without limitation, insurance coverage;
(c)
LAC’s policies with respect to risk assessment and risk management; and
(d)
reporting trends on emerging risks and recommending disclosure and risk management measures to Management as needed.
(ii)
Ensure that the Board is aware of matters which may significantly impact LAC’s financial condition, business, assets or stakeholders, their likelihood and magnitude, and the interrelationships and potential compounding effects of such risks, and that the Board discusses such risks with Management and assess the steps Management has taken to minimize such risks considering LAC’s risk tolerance level.
(iii)
Assess the level of risk tolerance for LAC, its process for identifying principal business and operational risks, and to implement measures for managing and disclosing such risks.
(iv)
Review and assess the adequacy of insurance coverage for LAC, including directors’ and officers’ liability coverage.
(v)
Review with the Auditor and Management the treatment and disclosure of significant related party transactions and potential conflicts of interest.
(vi)
Review the appointment of LAC’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
(vii)
Establish procedures for:

(a)
the receipt, retention and treatment of complaints received by LAC regarding accounting, internal accounting controls, or auditing matters, and
(b)
the confidential, anonymous submission by employees of LAC of concerns regarding questionable accounting or auditing matters.
(viii)
Review any material complaints and concerns or reported violations received regarding accounting, internal controls or auditing matters, and the investigation and resolution thereof, including, without limitation, any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to LAC’s Code of Business Conduct and Ethics (the “Code”) and determine appropriate action to be recommended to the Board.
(ix)
Review privacy and data security risks applicable to LAC and measures taken to mitigate such risks, including the protection of LAC’s management information systems and data.
(x)
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.
(xi)
Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to:
(a)
any material correspondence with, or other material action by, regulators or governmental agencies;
(b)
any material legal proceeding involving LAC; or
(c)
any allegations concerning LAC’s non-compliance with applicable laws or listing standards.
E.
Other Matters
(i)
Perform any other activities consistent with this charter, LAC’s articles and by-laws and governing law as the Committee or the Board deems necessary or appropriate.
(ii)
Annually conduct a self-assessment of the performance of the Committee and the members thereof and report its findings to the Board. This review shall seek to identify specific areas, if any, in need of improvement or strengthening.
(iii)
Report at regularly scheduled Board meetings on matters coming before the Committee.
IV.
AUTHORITY AND RESOURCES
A.
The Committee has the authority to engage independent counsel, consultants and other advisors as it deems necessary or advisable to carry out its duties and responsibilities and the Committee will set the compensation for such advisors.
B.
The Committee has the authority to communicate directly with and to meet with the Auditor and the internal auditor, and Management, exclusive of each other for purposes of performing its duties. This extends to requiring the Auditor to report directly to the Committee. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.
C.
In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.
D.
LAC shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
E.
The Committee and its members shall have access to such documents or records of LAC and to such officers, employees or advisors of LAC or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.
F.
The Committee shall review and assess the adequacy of this charter on a regular basis and consider whether this charter appropriately addresses the matters that are or should be within its scope and, where appropriate, make recommendations to the Board for the alteration, modification or amendment hereof.
G.
This charter may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.
V.
MEETINGS
A.
The Committee shall meet as often as it considers necessary, but at least once per quarter and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.
B.
The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.
C.
Meetings of the Committee may be called by the Chair of the Committee, any other member of the Committee or the Auditor. Not less than 48 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.
D.
The Auditor shall receive notice of and have the right to attend all meetings of the Audit Committee.
E.
A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

F.
The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to LAC as the Committee may so determine. The approved minutes of the Committee shall be circulated to the Board as soon as practicable.
G.
Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Business Corporations Act (British Columbia) to be present in person at the meeting.
H.
The Committee may invite the Auditor, Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.
I.
All meetings shall include an in-camera session of independent directors without management present.
VI.
RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair of the Committee shall have the following responsibilities and duties.

(i)
Chair meetings of the Committee.
(ii)
In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates, guests and locations of meetings of the Committee.
(iii)
In consultation with LAC’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.
(iv)
In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
(v)
Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.
(vi)
Carry out any other or special assignments or any functions as may be requested by the Board.
VII.
APPROVAL

Approved by the Board on June 10, 2021 and reviewed annually by the Board and the Committee to determine if any updates are required.